     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 2000


                                                      REGISTRATION NO. 333-32852

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                             QUICKLOGIC CORPORATION
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          3674                  77-0188504
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
     of incorporation or         Classification Code Number)     Identification
        organization)                                               Number)

                               1277 ORLEANS DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 990-4000

         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 E. THOMAS HART
                            CHIEF EXECUTIVE OFFICER
                             QUICKLOGIC CORPORATION
                               1277 ORLEANS DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 990-4000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

        LARRY W. SONSINI, ESQ.                  GEOFFREY P. LEONARD, ESQ.
         AARON J. ALTER, ESQ.                     SCOTT D. ELLIOTT, ESQ.
       MARK D. BEARIAULT, ESQ.                       JEFF BROWN, ESQ.
         ROBERT DAWSON, ESQ.                ORRICK, HERRINGTON & SUTCLIFFE LLP
        JAMIE W. STEWART, ESQ.                       1020 MARSH ROAD
   WILSON SONSINI GOODRICH & ROSATI            MENLO PARK, CALIFORNIA 94025
       PROFESSIONAL CORPORATION                       (650) 614-7400
          650 PAGE MILL ROAD
     PALO ALTO, CALIFORNIA 94304
            (650) 493-9300

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE


                                                               PROPOSED MAXIMUM
                                                                   AGGREGATE
                                                                   OFFERING       PROPOSED MAXIMUM       AMOUNT OF
          TITLE OF EACH CLASS OF                AMOUNT TO          PRICE PER          AGGREGATE        REGISTRATION
       SECURITIES TO BE REGISTERED          BE REGISTERED(1)       SHARE(2)       OFFERING PRICE(2)       FEE(3)
Common Stock $0.001 par value.............  5,467,419 shares        $32.00          $174,957,408          $46,189



(1) Includes 713,141 shares which the Underwriters have the option to purchase to cover over-allotments, if any.

(2) The price is estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, and represents the average of the high and low market prices of a share of the Company's Common Stock on March 15, 2000 as reported on The Nasdaq Stock Market's National Market.

(3) The Registrant previously paid $44,380 of the registration fee on March 20, 2000.

                         ------------------------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to such Section 8(a) may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED APRIL 7, 2000

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                     [LOGO]


                                4,754,278 SHARES
                                  COMMON STOCK



    We are offering 1,500,000 shares of our common stock and the selling stockholders are selling 3,254,278 shares of our common stock. We will not receive any of the proceeds from shares of common stock sold by the selling stockholders. Our common stock is listed on The Nasdaq Stock Market's National Market under the symbol "QUIK". On March 15, 2000, the last reported sale price of the common stock was $30.25 per share.


                            ------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                             ---------------------

                                                                                          PER SHARE       TOTAL
                                                                                         -----------  -------------
Public Offering Price..................................................................   $           $
Underwriting Discounts and Commissions.................................................   $           $
Proceeds to QuickLogic.................................................................   $           $
Proceeds to the Selling Stockholder....................................................   $           $

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    QuickLogic has granted the underwriters a 30-day option to purchase up to an additional 713,141 shares of common stock to cover over-allotments. FleetBoston Robertson Stephens Inc. expects to deliver the shares of common stock to
purchasers on            , 2000.


                            ------------------------

ROBERTSON STEPHENS

               BEAR, STEARNS & CO. INC.

                              J.P. MORGAN & CO.

                                             WIT SOUNDVIEW

               THE DATE OF THIS PROSPECTUS IS            , 2000.

                                     EDGAR
                              ARTWORK DESCRIPTIONS

                            ------------------------

                               INSIDE FRONT COVER
                        [Images of QuickLogic products]
                               [QuickLogic logo]

BEYOND PROGRAMMABLE LOGIC

QuickLogic's user-configurable FPGA and ESP semiconductors are used to implement logic in complex, high-performance electronic systems in data and telecommunications, video, graphics, and imaging, instrumentation and test, computing and military applications.

Our technology enables the manufacturers of these systems to get to market quickly with products that have the best possible features and performance.

                           EDGAR GRAPHIC DESCRIPTION

                                 INSIDE BACK COVER
        [Image of QuickLogic ESP device, projecting to a circuit board]

QUICKLOGIC--PROGRAMMABLE LOGIC WITH THE POWER TO REPLACE MANY DEVICES

QuickLogic's ESP devices integrate standard functions along with high performance embedded memory and programmable logic. This "system-on-a-chip" approach allows a single ESP device to replace the function of many different devices--reducing the cost and development time of a system and increasing its performance, functionality and reliability.

                               [QUICKLOGIC LOGO]

EMBEDDED STANDARDS PRODUCTS....A GENERATION AHEAD

WWW.QUICKLOGIC.COM

                           EDGAR GRAPHIC DESCRIPTION
                                      OBC

                               [QuickLogic LOGO]

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO "QUICKLOGIC," "WE," "OUR" AND "US" REFER TO QUICKLOGIC CORPORATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                             -----------
Prospectus Summary.........................................................................................           4
Risk Factors...............................................................................................           7
Cautionary Statement Regarding Forward-Looking Statements..................................................          17
Use of Proceeds............................................................................................          17
Dividend Policy............................................................................................          17
Price Range of Common Stock................................................................................          17
Capitalization.............................................................................................          18
Selected Consolidated Financial Data.......................................................................          19
Management's Discussion and Analysis of Financial Condition and Results of Operations......................          20
Business...................................................................................................          27
Management.................................................................................................          41
Certain Transactions.......................................................................................          50
Principal and Selling Stockholders.........................................................................          51
Description of Capital Stock...............................................................................          54
Shares Eligible for Future Sale............................................................................          57
Underwriting...............................................................................................          58
Legal Matters..............................................................................................          60
Experts....................................................................................................          60
Where You Can Find Additional Information..................................................................          60
Index to Consolidated Financial Statements.................................................................         F-1

                            ------------------------

    We have registered the trademarks QuickLogic and its logo ViaLink, pASIC, QuickWorks and DeskFAB. We have trademarks pending for QuickPCI and QuickRAM. QuickTools, QuickPro and WebASIC are trademarks of QuickLogic Corporation. All other trademarks or service marks appearing in this prospectus are the property of their respective companies.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER BEFORE BUYING SHARES IN THE OFFERING. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY. EXCEPT AS OTHERWISE INDICATED, INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                                  OUR COMPANY

    QuickLogic develops, markets and supports advanced field programmable gate array semiconductors, or FPGAs, and associated software tools. In addition to our FPGAs, we have pioneered the development of embedded standard products, or ESPs. Our ESPs combine the flexibility and time-to-market advantages of our FPGAs with the predictability and high performance of standard semiconductor products, thereby enabling our customers to integrate increased amounts of functionality on a single semiconductor device. Our FPGA and ESP products target complex, high-performance systems in rapidly changing markets, including telecommunications and data communications; video/ audio, graphics and imaging; instrumentation and test; high-performance computing; and military systems.

    Competitive pressures are forcing manufacturers of electronic systems to rapidly bring to market products with improved functionality, higher performance and greater reliability, all at lower cost. Providers of systems requiring high-speed data transmission and processing face some of the most intense time-to-market pressures in the technology industry. These market forces have driven the evolution of logic semiconductors which are used in complex electronic systems to coordinate the functions of other semiconductors. Programmable Logic Devices, or PLDs, are logic semiconductors which provide systems designers with the flexibility to implement designs after the wafer manufacturing process is completed. FPGAs are types of PLDs used for complex functions. We believe that our FPGAs offer higher performance and greater flexibility at lower overall systems cost than competing FPGA solutions. According to inSearch Research, the projected total market size for high-complexity programmable logic devices in 2000 is approximately
$3.0 billion, of which FPGAs are estimated to account for $1.8 billion. Our FPGA sales totaled approximately $39.8 million in 1999.

    We have leveraged our unique FPGA technology, which delivers the advantages offered by both FPGAs and application specific standard products in a single chip solution, a "system-on-a-chip." These ESPs link blocks of user-configurable standard functions with field programmable logic through a high-performance interface. We believe ESPs offer the following specific advantages over chip-set solutions:

    - increased performance,

    - decreased cost,

    - increased reliability, and

    - shorter development time.

    We have introduced our first two ESP product lines, the QuickRAM and QuickPCI families. We have announced a new product family, QuickDSP, which will be introduced in the second quarter of 2000. According to inSearch Research, the total ESP market size in 1999 was $8.0 million, and is projected to increase to $32.0 million in 2000. Our ESP sales totaled approximately $2.5 million in 1999.

    Our objective is to be the leading provider of high-speed, flexible, cost-effective FPGAs and ESPs. We believe we can achieve this objective by offering systems manufacturers the ability to accelerate design cycles to satisfy demanding time-to-market requirements. We believe we will meet our objective by:

    - continuing to invest in the development of FPGA and ESP technologies;

    - capitalizing on cross-selling opportunities between our FPGA and ESP products;

    - broadening our ESP product lines;

    - creating innovative, industry-leading customer services; and

    - targeting high-performance, rapidly changing markets.

    We were incorporated in California in April 1988 and changed our name in February 1991 to QuickLogic Corporation. We reincorporated into the State of Delaware in October 1999. The address of our corporate headquarters is 1277 Orleans Drive, Sunnyvale, California 94089. Our telephone number is
(408) 990-4000. Our web site is located at http://www.quicklogic.com. Information contained on our web site and web sites linked to our web site does not constitute a part of this prospectus.

                            ------------------------

                                  THE OFFERING


Common stock offered by
  QuickLogic..............................  1,500,000 shares

Common stock offered by the selling
  stockholders............................  3,254,278 shares

Common stock to be outstanding after the
  offering................................  19,696,063 shares

Use of proceeds...........................  For general corporate purposes, including working capital and capital expenditures. See "Use of Proceeds."

Nasdaq National Market symbol.............  QUIK



    The table set forth above is based on shares of common stock outstanding as of April 5, 2000. This table excludes:



    - 2,757,007 shares issuable upon exercise of outstanding options under our 1989 stock option plan at a weighted average exercise price of $4.14 per share;


    - 533,333 shares issuable upon exercise of outstanding options under our 1999 stock option plan at a weighted average exercise price of $13.62 per share;


    - 8,668,184 shares reserved for issuance under our stock option plans; and


    - 2,000,000 shares reserved for issuance under our 1999 employee stock purchase plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (In thousands, except per share data)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Revenue.....................................................  $ 28,460   $30,007    $39,785
Gross profit................................................    11,605    15,704     22,682
  Contract termination and legal............................    28,309        --         --
Net operating income (loss).................................   (33,920)       42      2,709
Net income (loss)...........................................   (33,648)      245      3,161
Net income (loss) per share:
  Basic.....................................................  $ (10.41)  $  0.06    $  0.42
  Diluted...................................................  $ (10.41)  $  0.02    $  0.19

                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $34,558      $76,603
Working capital.............................................   32,568       74,613
Total assets................................................   50,482       92,527
Long-term obligations.......................................      128          128
Stockholders' equity........................................   37,005       79,050

    See note 3 of notes to financial statements for an explanation of the determination of the number of shares used in computing per share data.

    "As Adjusted" amounts have been adjusted to give effect to receipt of the net proceeds from the sale of the 1,500,000 shares of common stock offered by us at an assumed public offering price of $30.25 per share, after deducting the underwriting discount and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE PURCHASING THE COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE MATERIALLY HARMED, AND OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MIGHT LOSE ALL OR PART OF YOUR INVESTMENT.

OUR FUTURE OPERATING RESULTS ARE LIKELY TO FLUCTUATE AND THEREFORE MAY FAIL TO
  MEET EXPECTATIONS WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE

    Our operating results have varied widely in the past and are likely to do so in the future. In addition, our operating results may not follow any past trends. Our future operating results will depend on many factors and may fail to meet our expectations for a number of reasons, including those set forth in these risk factors. Any failure to meet expectations could cause our stock price to significantly fluctuate or decline.

    Factors that could cause our operating results to fluctuate that relate to our internal operations include:

    - the need for continual, rapid new product introductions;

    - changes in our product mix; and

    - our inability to adjust our fixed costs in the face of any declines in sales.

    Factors that could cause our operating results to fluctuate that depend upon our suppliers and customers include:

    - the timing of significant product orders, order cancellations and reschedulings;

    - the availability of production capacity and fluctuations in the manufacturing yields at the facilities that manufacture our devices; and

    - the cost of raw materials and manufacturing services from our suppliers.

    Factors that could cause our operating results to fluctuate that are industry risks include:

    - intense competitive pricing pressures;

    - introductions of or enhancements to our competitors' products; and

    - the cyclical nature of the semiconductor industry.

    Our day-to-day business decisions are made with these factors in mind. Although certain of these factors are out of our immediate control, unless we can anticipate, and be prepared with contingency plans that respond to these factors, we will be unsuccessful in carrying out our business plan.

WE CANNOT ASSURE YOU THAT WE WILL REMAIN PROFITABLE BECAUSE WE HAVE A HISTORY OF
  LOSSES AND HAVE ONLY RECENTLY BECOME PROFITABLE

    We incurred significant losses from our inception in 1988 through 1997. Our accumulated deficit as of December 31, 1999 was $58.0 million. We had net income of $3.2 million in 1999. We cannot assure you that we will be profitable in any future periods and you should not rely on the historical growth of our revenue and our recent profitability as any indication of our future operating results or prospects.

IF WE FAIL TO SUCCESSFULLY DEVELOP, INTRODUCE AND SELL NEW PRODUCTS, WE MAY BE
  UNABLE TO COMPETE EFFECTIVELY IN THE FUTURE

    We operate in a highly competitive, quickly changing environment marked by rapid obsolescence of existing products. Our future success depends on our ability to develop, introduce and successfully market new products, including embedded standard products, or ESPs. We introduced our ESPs in September 1998. To date, we have been selling our ESPs in limited quantities, and revenue from our ESPs has been very small. If any of the following occur, our business will be materially harmed:

    - we fail to complete and introduce new product designs in a timely manner;

    - we are unable to have these new products manufactured according to design specifications;

    - our customers do not successfully introduce new systems or products incorporating our products;

    - our sales force and independent distributors do not create adequate demand for our products; or

    - market demand for our new products, such as ESPs, does not develop as anticipated.

WE HAVE ONLY RECENTLY INTRODUCED OUR EMBEDDED STANDARD PRODUCTS; THEREFORE, WE
  CANNOT ACCURATELY PREDICT THEIR FUTURE LEVEL OF ACCEPTANCE BY OUR CUSTOMERS, AND WE MAY NOT BE ABLE TO GENERATE ANTICIPATED REVENUE FROM THESE PRODUCTS

    We have only recently started selling embedded standard products. In 1999, ESPs accounted for approximately 6.3% of our revenue. We do not know the extent to which systems manufacturers will purchase or utilize our ESPs. Since we anticipate that ESPs will become an increasingly larger component of our business, their failure to gain acceptance with our customers would materially harm our business. We cannot assure you that our ESPs will be commercially successful or that these products will result in significant additional revenues or improved operating margins in future periods.

IF THE MARKET IN WHICH WE SELL OUR EMBEDDED STANDARD PRODUCTS DOES NOT GROW AS
  WE ANTICIPATE, IT WILL MATERIALLY AND ADVERSELY AFFECT OUR ANTICIPATED REVENUE

    The market for embedded standard products is relatively new and still emerging. If this market does not grow at the rate we anticipate, our business will be materially harmed. One of the reasons that this market might not grow as we anticipate is that many systems manufacturers are not yet fully aware of the benefits provided by embedded standard products, in general, or the benefits of our ESPs, specifically. Additionally, systems manufacturers may use existing technologies other than embedded standard products or yet to be introduced technologies to satisfy their needs. Although we have devoted and intend to continue to devote significant resources promoting market awareness of the benefits of embedded standard products, our efforts may be unsuccessful or insufficient.

WE EXPEND SUBSTANTIAL RESOURCES IN DEVELOPING AND SELLING OUR PRODUCTS, AND WE
  MAY BE UNABLE TO GENERATE SIGNIFICANT REVENUE AS A RESULT OF THESE EFFORTS

    To establish market acceptance of our products, we must dedicate significant resources to research and development, production and sales and marketing. We experience a long delay between the time when we expend these resources and the time when we begin to generate revenue, if any, from these expenditures. Typically, this delay is one year or more. We record as expenses the costs related to the development of new semiconductor products and software as these expenses are incurred. As a result, our profitability from quarter to quarter and from year to year may be materially and adversely affected by the number and timing of our new product introductions in any period and the level of acceptance gained by these products.

OUR CUSTOMERS MAY CANCEL OR CHANGE THEIR PRODUCT PLANS AFTER WE HAVE EXPENDED
  SUBSTANTIAL TIME AND RESOURCES IN THE DESIGN OF THEIR PRODUCTS

    If one of our potential customers cancels, reduces or delays product orders from us or chooses not to release equipment that incorporates our products after we have spent substantial time and resources in designing a product, our business could be materially harmed. Our customers often evaluate our products for six to twelve months or more before designing them into their systems, and they may not commence volume shipments for up to an additional six to twelve months, if at all. During this lengthy sales cycle, our potential customers may also cancel or change their product plans. Even when customers incorporate one or more of our products into their systems, they may ultimately discontinue the shipment of their systems that incorporate our products. Customers whose products achieve high volume production may choose to replace our products with lower cost customized semiconductors.

WE WILL BE UNABLE TO COMPETE EFFECTIVELY IF WE FAIL TO ANTICIPATE PRODUCT
  OPPORTUNITIES BASED UPON EMERGING TECHNOLOGIES AND STANDARDS AND FAIL TO DEVELOP PRODUCTS THAT INCORPORATE THESE TECHNOLOGIES AND STANDARDS

    We may spend significant time and money on research and development to design and develop products around an emerging technology or industry standard. To date, we have introduced only one product family, QuickPCI, that is designed to support a specific industry standard. If an emerging technology or industry standard that we have identified fails to achieve broad market acceptance in our target markets, we may be unable to generate significant revenue from our research and development efforts. Moreover, even if we are able to develop products using adopted standards, our products may not be accepted in our target markets. As a result, our business would be materially harmed.

    We have limited experience in designing and developing products that support industry standards. If systems manufacturers move away from the use of industry standards that we support with our products and adopt alternative standards, we may be unable to design and develop new products that conform to these new standards. The expertise required is unique to each industry standard, and we would have to either hire individuals with the required expertise or acquire such expertise through a licensing arrangement or by other means. The demand for individuals with the necessary expertise to develop a product relating to a particular industry standard is generally high, and we may not be able to hire such individuals. The cost to acquire such expertise through licensing or other means may be high and such arrangements may not be possible in a timely manner, if at all.

WE MAY ENCOUNTER PERIODS OF INDUSTRY-WIDE SEMICONDUCTOR OVERSUPPLY, RESULTING IN
  PRICING PRESSURE AND UNDERUTILIZATION OF MANUFACTURING CAPACITY, AS WELL AS UNDERSUPPLY, RESULTING IN A RISK THAT WE COULD BE UNABLE TO FULFILL OUR CUSTOMERS' REQUIREMENTS

    The semiconductor industry has historically been characterized by wide fluctuations in the demand for, and supply of, its products. These fluctuations have resulted in circumstances when supply and demand for the industry's products have been widely out of balance. Our operating results may be materially harmed by industry-wide semiconductor oversupply, which could result in severe pricing pressure and underutilization of our manufacturing capacity. In a market with undersupply, we would have to compete with larger foundry customers for limited manufacturing capacity. In such an environment, we may be unable to have our products manufactured in a timely manner or in quantities necessary to meet our requirements. Since we outsource all of our manufacturing, we are particularly vulnerable to such supply shortages. As a result, we may be unable to fulfill orders and may lose customers. Any future industry-wide oversupply or undersupply of semiconductors would materially harm our business.

NONE OF OUR PRODUCTS IS CURRENTLY MANUFACTURED BY MORE THAN ONE MANUFACTURER,
  WHICH EXPOSES US TO THE RISK OF HAVING TO IDENTIFY AND QUALIFY ONE OR MORE SUBSTITUTE SUPPLIERS

    We depend upon independent third parties to manufacture, assemble and test our semiconductor products. None of our products is currently manufactured by more than one manufacturer. We have contractual arrangements with our two foundry manufacturers of semiconductors, Taiwan Semiconductor Manufacturing Company and Cypress Semiconductor Corporation, to provide us with specified manufacturing capacity. Our assembly and test work is done on a purchase order basis. If we are unable to secure adequate manufacturing capacity from TSMC, Cypress or other suppliers to meet our supply requirements, our business will be materially harmed. Processes used to manufacture our products are complex, customized to our specifications and can only be performed by a limited number of manufacturing facilities. If our current manufacturing suppliers are unable to provide us with adequate manufacturing capacity, we would have to identify and qualify one or more substitute suppliers for a substantial majority of our products. Our manufacturers may experience unanticipated events, like the September 1999 Taiwan earthquake, that could inhibit their abilities to provide us with adequate manufacturing capacity on a timely basis, or at all. Introducing new products or transferring existing products to a new third party manufacturer would require significant development time to adapt our designs to their manufacturing processes and could cause product shipment delays. In addition, the costs associated with manufacturing our products may increase if we are required to use a new third party manufacturer. If we fail to satisfy our manufacturing requirements, our business would be materially harmed.

IF WE FAIL TO ADEQUATELY FORECAST DEMAND FOR OUR PRODUCTS, WE MAY INCUR PRODUCT
  SHORTAGES OR EXCESS PRODUCT INVENTORY

    Our agreements with third-party manufacturers require us to provide forecasts of our anticipated manufacturing orders, and place binding manufacturing orders in advance of receiving purchase orders from our customers. This may result in product shortages or excess product inventory because we are not permitted to increase or decrease our rolling forecasts under such agreements. Obtaining additional supply in the face of product shortages may be costly or not possible, especially in the short term. Our failure to adequately forecast demand for our products would materially harm our business.

FLUCTUATIONS IN OUR PRODUCT YIELDS, ESPECIALLY OUR NEW PRODUCTS, MAY INCREASE
  THE COSTS OF OUR MANUFACTURING PROCESS

    Difficulties in the complex semiconductor manufacturing process can render a substantial percentage of semiconductor wafers nonfunctional. We have, in the past, experienced manufacturing runs that have contained substantially reduced or no functioning devices. Varying degrees of these yield reductions occur frequently in our manufacturing process. These yield reductions, which can occur without warning, may result in substantially higher manufacturing costs and inventory shortages to us. We may experience yield problems in the future which may materially harm our business. In addition, yield problems may take a significant period of time to analyze and correct. Our reliance on third party suppliers may extend the period of time required to analyze and correct these problems. As a result, if we are unable to respond rapidly to market demand, our business would suffer.

    Yield reductions frequently occur in connection with the manufacture of newly introduced products. Newly introduced products, such as our QuickPCI family of ESPs, are often more complex and more difficult to produce, increasing the risk of manufacturing-related defects. While we test our products, these products may still contain errors or defects that we find only after we have commenced commercial production. Our customers may not place new orders for our products if the products have reliability problems, which would materially harm our business.

WE MAY BE UNABLE TO GROW OUR BUSINESS IF THE MARKETS IN WHICH OUR CUSTOMERS SELL
  THEIR PRODUCTS DO NOT GROW

    Our success depends in large part on the continued growth of various markets that use our products. Any decline in the demand for our products in the following markets could materially harm our business:

    - telecommunications and data communications;

    - video/audio, graphics and imaging;

    - instrumentation and test;

    - high-performance computing; or

    - military systems.

    Slower growth in any of the other markets in which our products are sold may also materially harm our business. Many of these markets are characterized by rapid technological change and intense competition. As a result, systems sold by our customers that use our products may face severe price competition, become obsolete over a short time period, or fail to gain market acceptance. Any of these occurrences would materially harm our business.

IN ORDER TO REMAIN PROFITABLE, WE WILL NEED TO OFFSET THE GENERAL PATTERN OF
  DECLINES AND FLUCTUATIONS IN THE PRICES OF OUR PRODUCTS

    The average selling prices of our products historically have declined during the products' lives by, on average, approximately 7% per year, and we expect this trend to continue. If we are unable to achieve cost reductions, increase unit demand or introduce new higher-margin products in a timely manner to offset these price declines, our business would be materially harmed.

    In addition, the selling prices for our products fluctuate significantly with real and perceived changes in the balance of supply and demand for our products and comparable products. The growth in the worldwide supply of field programmable gate arrays in recent periods has added to the decrease in the average selling prices for our products. In addition, we expect our competitors to invest in new manufacturing process technologies and achieve significant manufacturing yield improvements in the future. These developments could increase the worldwide supply of field programmable gate arrays and alternate products and create additional downward pressure on pricing. If the worldwide supply of field programmable gate arrays grows faster than the demand for such products in the future, the price for which we can sell such products may decline, which would materially harm our business.

WE DEPEND UPON THIRD PARTY DISTRIBUTORS TO MARKET AND SELL OUR PRODUCTS, AND
  THEY MAY DISCONTINUE SALE OF OUR PRODUCTS, FAIL TO GIVE OUR PRODUCTS PRIORITY OR BE UNABLE TO SUCCESSFULLY MARKET, SELL AND SUPPORT OUR PRODUCTS

    We employ independent, third-party distributors to market and sell a significant portion of our products. During 1999, approximately 80% of our sales were made through our distributors. We rely on four principal distributors to market and sell a majority of our products, particularly in North America. Although we have contracts with our distributors, any of them may terminate their relationship with us on short notice. The loss of one or more of our principal distributors, or our inability to attract new distributors, would materially harm our business. We may lose distributors in the future and we may be unable to recruit additional or replacement distributors. As a result, our future performance will depend in part on our ability to retain our existing distributors and attract new distributors that will be able to market, sell and support our products effectively.

    Many of our distributors, including our principal distributors, market and sell products for other companies, and many of these products may compete directly or indirectly with our products. We generally are not one of the principal suppliers of products to our distributors. If our distributors give higher priority or greater attention to the products of other companies, including products that compete with our products, our business would be materially harmed.

WE MAY BE UNABLE TO ACCURATELY PREDICT QUARTERLY RESULTS IF DISTRIBUTORS ARE
  INACCURATE OR UNTIMELY IN PROVIDING US WITH THEIR RESALE REPORTS, WHICH COULD ADVERSELY AFFECT THE TRADING PRICE OF OUR STOCK

    Since we generally recognize revenue from sales to our distributors only when these distributors make sales to customers, we are highly dependent on the accuracy and timeliness of their resale reports. Inaccurate resale reports contribute to our difficulty in predicting and reporting our quarterly revenue and results of operations, particularly in the last month of the quarter. If we fail to accurately predict our revenue and results of operations on a quarterly basis, our stock price could materially fluctuate. Distributors occasionally increase their inventories of our products in anticipation of growth in the demand for our products. If this growth does not occur, distributors will decrease their orders for our products in subsequent periods, and our business would be materially harmed.

CUSTOMERS MAY CANCEL OR DEFER SIGNIFICANT PURCHASE ORDERS OR OUR DISTRIBUTORS
  MAY RETURN OUR PRODUCTS, WHICH WOULD CAUSE OUR INVENTORY LEVELS TO INCREASE AND OUR REVENUES TO DECLINE

    We sell our products on a purchase order basis through our distributors and direct sales channels, and our distributors or customers may cancel purchase orders at any time with little or no penalty. In addition, our distributor agreements generally permit our distributors to return unprogrammed products to us. Contractually, our distributors are permitted to return up to 10%, by value, of the products they purchase from us every six months. In early 1998, for example, a distributor cancelled a significant purchase order as a result of a customer switching from a product we supply to a competitor's product. The distributor also returned a significant amount of inventory of the product to us, which took approximately 18 months for us to resell. If our customers cancel or defer significant purchase orders or our distributors return our products, our inventories would increase, which would materially harm our business.

MANY SYSTEMS MANUFACTURERS MAY BE UNWILLING TO SWITCH TO OUR PRODUCTS BECAUSE OF
  THEIR FAMILIARITY WITH THE PRODUCTS OFFERED BY OUR DIRECT COMPETITORS SUCH AS XILINX AND ALTERA, WHICH DOMINATE THE PROGRAMMABLE LOGIC MARKET

    The semiconductor industry is intensely competitive and characterized by:

    - erosion of selling prices over product lives;

    - rapid technological change;

    - short product life cycles; and

    - strong domestic and foreign competition.

    If we are not able to compete successfully in this environment, our business will be materially harmed. A primary cause of this highly competitive environment is the strengths of our competitors. Our industry consists of major domestic and international semiconductor companies, many of which have substantially greater financial, technical, marketing, distribution and other resources than we do. Our current direct competitors include suppliers of complex programmable logic devices and field programmable gate arrays, such as Xilinx, Altera, Actel, Lattice Semiconductor and Lucent. Xilinx and Altera together have a majority share of the programmable logic market. Many systems manufacturers may be unwilling or unable to switch to our products due to their familiarity with competitors' products or other inhibiting factors.

    We also face competition from companies that offer application specific integrated circuits, which may be obtained at lower costs for higher volumes and typically have greater logic capacity, additional features and higher performance than those of our products. We may also face competition from suppliers of products based on new or emerging technologies, including ESPs. Our inability to successfully compete in any of the following areas could materially harm our business:

    - the development of new products and manufacturing technologies;

    - the quality and price of products and devices;

    - the diversity of product lines; or

    - the cost effectiveness of design, development, manufacturing and marketing efforts.

WE MAY BE UNABLE TO SUCCESSFULLY MANAGE OUR GROWTH IF WE FAIL TO COMPETE
  EFFECTIVELY WITH OTHERS TO ATTRACT AND RETAIN KEY PERSONNEL

    We believe our future success will depend upon our ability to successfully manage our growth, including attracting and retaining engineers and other highly skilled personnel. Our employees are at-will and not subject to employment contracts. Hiring qualified sales and technical personnel will be difficult due to the limited number of qualified professionals. Competition for these types of employees is intense. We have in the past experienced difficulty in recruiting and retaining qualified sales and technical personnel. For example, in the past 18 months, two of our executive officers resigned to pursue other opportunities. Failure to attract and retain personnel, particularly sales and technical personnel, would materially harm our business.

    As we seek to expand our operations, we may also significantly strain our management and financial systems and other resources. We cannot be certain that our systems, procedures, controls and existing space will be adequate to support our operations.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, AND MAY
  FACE SIGNIFICANT EXPENSES AS A RESULT OF FUTURE LITIGATION


    Protection of intellectual property rights is crucial to our business, since that is how we keep others from copying the innovations which are central to our existing and future products. From time to time, we receive letters alleging patent infringement or inviting us to take a license to other parties' patents. We evaluate these letters on a case-by-case basis. In September 1999, we received an offer to license a patent related to field programmable gate array architecture. We have not yet determined whether this license would be necessary or useful, or whether a license would be obtainable at a reasonable price. Offers such as these may lead to litigation if we reject the opportunity to obtain the license. We have in the past and may again become involved in litigation relating to alleged infringement by us of others' patents or other intellectual property rights. This kind of litigation is expensive to all parties and consumes large amounts of management's time and attention. For example, we incurred substantial costs associated with the litigation and settlement of our dispute with Actel Corporation, which materially harmed our business. On March 29, 2000, Unisys Corporation filed suit against us in the U.S. District Court for the Northern District of California alleging infringement of three patents believed to be owned by Unisys. These patents relate to the manufacture of integrated circuits. If the September 1999 letter, the March 2000 lawsuit or other similar matters result in litigation that we lose, a court could order us to pay substantial damages and/or royalties, and prohibit us from making, using, selling or importing essential technologies. For these and other reasons, this kind of litigation would materially harm our business. Also, although we may seek to obtain a license under a third party's intellectual property rights in order to bring an end to certain claims or actions asserted against us, we may not be able to obtain such a license on reasonable terms or at all.

    We have entered into technology license agreements with third parties which give those parties the right to use patents and other technology developed by us, and which give us the right to use patents and other technology developed by them. We anticipate that we will continue to enter into these kinds of licensing arrangements in the future; however, it is possible that desirable licenses will not be available to us on commercially reasonable terms. If we lose existing licenses to key technology, or are unable to enter into new licenses which we deem important, it could materially harm our business, and materially and adversely affect our business.

    Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent and trade secret protection for our products. The process of seeking patent protection can be long and expensive, and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. Furthermore, others may develop technologies that are similar or superior to our technology or design around the patents we own. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. However, employees may breach these agreements, and we may not have adequate remedies for any breach. In any case, others may come to know about or determine our trade secrets through a variety of methods. In addition, the laws of certain territories in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as do the laws of the United States.

PROBLEMS ASSOCIATED WITH INTERNATIONAL BUSINESS OPERATIONS COULD AFFECT OUR
  ABILITY TO MANUFACTURE AND SELL OUR PRODUCTS

    Most of our products are manufactured outside of the United States at manufacturing facilities operated by our suppliers in Taiwan, South Korea and the Philippines. As a result, our manufacturing operations are subject to risks of political instability, including the risk of conflict between Taiwan and the People's Republic of China and conflict between North Korea and South Korea. Moreover, the majority of available manufacturing capacity for our products is located in Taiwan and South Korea.

    Sales to customers located outside the United States accounted for 43%, 47% and 48% of our total sales in 1997, 1998 and 1999, respectively. We anticipate that sales to customers located outside the United States will continue to represent a significant portion of our total sales in future periods and the trend of foreign customers accounting for an increasing portion of our total sales may continue. In addition, most of our domestic customers sell their products outside of North America, thereby indirectly exposing us to risks associated with foreign commerce. Asian economic instability could also materially and adversely affect our business, particularly to the extent that this instability impacts the sales of products manufactured by our customers. Accordingly, our operations and revenues are subject to a number of risks associated with foreign commerce, including the following:

    - managing foreign distributors;

    - staffing and managing foreign branch offices;

    - political and economic instability;

    - foreign currency exchange fluctuations;

    - changes in tax laws, tariffs and freight rates;

    - timing and availability of export licenses;

    - inadequate protection of intellectual property rights in some countries;
      and

    - obtaining governmental approvals for certain products.

    In the past we have denominated sales of our products in foreign countries exclusively in U.S. dollars. As a result, any increase in the value of the U.S. dollar relative to the local currency of a foreign country will increase the price of our products in that country so that our products become relatively more expensive to customers in the local currency of that foreign country. As a result, sales of our products in that foreign country may decline. To the extent any such risks materialize, our business would be materially harmed.

OUR PRINCIPAL STOCKHOLDERS HAVE SIGNIFICANT VOTING POWER AND MAY VOTE FOR
  ACTIONS THAT MAY NOT BE IN THE BEST INTERESTS OF OUR STOCKHOLDERS


    After this offering, our officers, directors and principal stockholders will together control approximately 25% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to significantly influence the management and affairs of QuickLogic and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might affect the market price of our common stock. This concentration of ownership may not be in the best interest of our other stockholders.


OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS
  THAT COULD DISCOURAGE A TAKEOVER

    Our basic corporate documents and Delaware law contain provisions that might enable our management to resist a takeover. These provisions might discourage, delay or prevent a change in the control of QuickLogic or a change in our management. Our certificate of incorporation provides that we will have a classified board of directors, with each class of directors subject to re-election every three years. This classified board when implemented will have the effect of making it more difficult for third parties to insert their representatives on our board of directors and gain control of QuickLogic. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of the common stock. See "Description of Capital Stock."

    Our certificate of incorporation also provides that our board of directors may, without further action by the stockholders, issue shares of preferred stock in one or more series and fix the rights, preferences, privileges and restrictions thereof. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of QuickLogic. We have no present plan to issue any shares of preferred stock.

A SALE OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK MAY CAUSE THE PRICE
  OF OUR COMMON STOCK TO DECLINE


    If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding 19,696,063 shares of common stock, based upon shares outstanding as of April 5, 2000 and assuming no exercise of outstanding options after April 5, 2000. Of these shares, approximately 12,421,328 shares, including the 4,754,278 shares sold in this offering, will be freely tradable. The remaining shares of common stock outstanding after this offering will be available for sale in the public market as follows:



                                                              NUMBER OF
DATE OF AVAILABILITY FOR SALE                                  SHARES
-----------------------------                                 ---------
The date of this prospectus.................................      0
April 12, 2000..............................................    958,664
90 days after the date of this prospectus...................  6,228,365


    The above table assumes the effectiveness of certain lock-up arrangements with the underwriters, both in connection with this offering and with our initial public offering, under which the stockholders have agreed not to sell or otherwise dispose of their shares of common stock. Most of the shares that will be available for sale after the 90th day after the date of this prospectus will be subject to certain volume restrictions because they are held by affiliates of QuickLogic. In addition, we cannot assure you that some or all of these lock-up restrictions will not be removed prior to 90 days after the offering without prior notice by the underwriters.


    Following the closing of this offering, the holders of an aggregate of 5,846,470 shares of our common stock will have certain registration rights, including the right to require us to register the sale of their shares and the right to include their shares in public offerings we undertake in the future. See "Description of Capital Stock--Registration Rights."


OUR MANAGEMENT WILL RETAIN BROAD DISCRETION IN THE USE OF PROCEEDS FROM THIS
  OFFERING AND MAY FAIL TO USE SUCH FUNDS EFFECTIVELY TO ACHIEVE OUR OTHER BUSINESS GOALS

    We currently have no specific plans for using the proceeds of this offering. As a consequence, our management will have broad discretion to allocate a large percentage of the proceeds to uses which the stockholders may not deem desirable or to uses that fail to achieve our business goals effectively. See "Use of Proceeds."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                                USE OF PROCEEDS


    The net proceeds to us from the sale of the 1,500,000 shares of common stock offered by us are estimated to be $42.0 million, or approximately $62.5 million if the underwriters' over-allotment option is exercised in full, at an assumed public offering price of $30.25 per share, after deducting underwriting discounts and commissions and the estimated offering expenses. We will not receive any proceeds from the sale of shares by the selling stockholders.


    We intend to use the net proceeds of this offering primarily for general corporate purposes including working capital and sales and marketing efforts. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses; however, we currently have no commitments or agreements and are not involved in any negotiations to do so.

                                DIVIDEND POLICY

    We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

    Our Common Stock began trading on The Nasdaq Stock Market's National Market under the symbol "QUIK" effective October 15, 1999. Prior to that date, there was no public market for our Common Stock. The following table sets forth for the periods indicated the high and low closing prices for the Common Stock, as reported on The Nasdaq Stock Market's National Market:


                                                              HIGH       LOW
                                                            --------   --------
FISCAL YEAR ENDING DECEMBER 31, 1999
  Fourth Quarter (from October 15, 1999)..................  $19.563    $12.938

FISCAL YEAR ENDING DECEMBER 31, 2000
  First Quarter (through April 5, 2000)...................  $39.500    $13.750



    The last reported sale price for our common stock on The Nasdaq Stock Market's National Market was $27.00 per share on April 5, 2000. As of April 5, 2000, there were approximately 322 holders of record of our common stock.

                                 CAPITALIZATION

    The following table sets forth our actual capitalization as of December 31, 1999. It also sets forth our capitalization on an as adjusted basis for the sale of 1,500,000 shares of common stock by us at an assumed public offering price of $30.25 per share, less underwriting discounts and commissions and estimated offering expenses.

                                                             DECEMBER 31, 1999
                                                         --------------------------
                                                           ACTUAL      AS ADJUSTED
                                                         ----------   -------------
                                                         (IN THOUSANDS, EXCEPT PER
                                                               SHARE AMOUNTS)
Long-term obligations..................................   $    128        $    128
                                                          --------        --------
Stockholders' equity:
  Preferred stock, $0.001 par value; 10,000,000 shares
    authorized; no shares issued and outstanding,
    actual
    and as adjusted....................................         --              --
  Common stock, $0.001 par value; 100,000,000 shares
    authorized; 18,102,000 and 19,602,000 issued and
    outstanding, actual and as adjusted,
    respectively.......................................         18              20
Additional paid-in capital.............................     96,599         138,642
Stockholder note receivable............................       (121)           (121)
Deferred compensation..................................     (1,480)         (1,480)
Accumulated deficit....................................    (58,011)        (58,011)
                                                          --------        --------
  Total stockholders' equity...........................     37,005          79,050
                                                          --------        --------
    Total capitalization...............................   $ 37,133        $ 79,178
                                                          ========        ========

    The table set forth above is based on shares of common stock outstanding as of December 31, 1999. This table excludes:

    - 2,833,698 shares issuable upon exercise of outstanding options under our 1989 stock option plan at a weighted average exercise price of $4.11 per share;

    - 530,833 shares issuable upon exercise of outstanding options under our 1999 stock option plan at a weighted average exercise price of $13.63 per share;

    - 9,293,339 shares reserved for issuance under our stock option plans; and

    - 2,000,000 shares reserved for issuance under our 1999 employee stock purchase plan.

    See "Management--Employee Benefit Plans" and "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data as of December 31, 1998 and 1999 and for the years ended December 31, 1997 through 1999, have been derived from our audited consolidated financial statements and notes thereto, which are included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 1995, 1996 and 1997, and for the years ended December 31, 1995 and 1996 were derived from our audited consolidated financial statements, which do not appear in this prospectus. When you read this selected consolidated financial data, it is important that you also read the historical consolidated financial statements and related notes included in this prospectus, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

                                                                            YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1995       1996       1997       1998       1999
                                                              --------   --------   --------   --------   --------
                                                                           (IN THOUSANDS, EXCEPT PER
                                                                                  SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue.....................................................  $15,148    $23,758    $ 28,460   $30,007    $39,785
Cost of revenue.............................................    7,739     11,158      16,855    14,303     17,103
                                                              -------    -------    --------   -------    -------
Gross profit................................................    7,409     12,600      11,605    15,704     22,682
Operating expenses:
  Research and development..................................    3,599      4,642       6,235     6,294      7,355
  Selling, general and administrative.......................    5,770      7,730      10,981     9,368     12,618
  Contract termination and legal(1).........................    2,700      4,125      28,309        --         --
                                                              -------    -------    --------   -------    -------
    Net operating income (loss).............................   (4,660)    (3,897)    (33,920)       42      2,709
Interest expense............................................     (200)       (60)       (162)     (161)       (97)
Interest income and other, net..............................      153        360         434       364        549
                                                              -------    -------    --------   -------    -------
Net income (loss)...........................................  $(4,707)   $(3,597)   $(33,648)  $   245      3,161
                                                              =======    =======    ========   =======    =======
Net income (loss) per share:
  Basic.....................................................  $ (7.59)   $ (4.66)   $ (10.41)  $  0.06    $  0.42
                                                              =======    =======    ========   =======    =======
  Diluted...................................................  $ (7.59)   $ (4.66)   $ (10.41)  $  0.02    $  0.19
                                                              =======    =======    ========   =======    =======
Weighted average shares:
  Basic.....................................................      620        772       3,232     4,231      7,615
  Diluted...................................................      620        772       3,232    14,645     16,400

                                                                                  DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1995       1996       1997       1998       1999
                                                              --------   --------   --------   --------   --------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash........................................................  $ 3,856    $10,336    $ 7,331    $ 7,595    $34,558
Working capital (deficit)...................................    7,068     10,650      2,395     (3,319)    32,568
Total assets................................................   12,199     22,577     19,951     16,168     50,482
Long-term obligations(2)....................................      137        602      7,724        591        128
Total stockholders' equity (deficit)........................    7,149     11,799     (1,756)      (975)    37,005

------------

(1) Contract termination and legal expenses include a charge of $23.0 million in the year ended December 31, 1997 for termination of an agreement with Cypress Semiconductor Corporation, and charges of $2.7 million, $4.1 million and $5.3 million in the years ended December 31, 1995, 1996 and 1997, respectively, for the legal and settlement costs associated with the Actel Corporation litigation. See notes 8 and 12 of notes to consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Long term obligations at December 31, 1997 include obligations under the Actel litigation settlement. At December 31, 1998, this obligation is classified as a current liability. We paid all of our remaining obligations under the settlement on November 3, 1999. See notes 5 and 12 of notes to consolidated financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS FOR MANY REASONS, INCLUDING THE RISKS DESCRIBED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We design and sell field programmable gate arrays, embedded standard products and associated software and programming hardware. From our inception in April 1988 through the third quarter of 1991, we were primarily engaged in product development. In 1991, we introduced our first line of field programmable gate array products, or FPGAs, based upon our ViaLink technology. FPGAs have accounted for substantially all of our product revenue to date. We currently have three FPGA product families: pASIC 1, introduced in 1991; pASIC 2, introduced in 1996; and pASIC 3, introduced in 1997. The newer product families generally contain greater logic capacity, but do not necessarily replace sales of older generation products. In fact, in 1999, pASIC 1 revenue accounted for approximately half of our total revenue.

    In September 1998, we introduced QuickRAM, our first line of embedded standard products, or ESPs. Our ESPs are based on our FPGA technology. In April 1999, we introduced QuickPCI, our second line of ESPs. Revenue for our QuickRAM and QuickPCI products together accounted for approximately 6% of our total revenue in 1999. We also license our QuickWorks and QuickTools design software and sell our programming hardware, which together have typically accounted for less than 5% of total revenue.

    We sell our products through three channels. First, we sell the majority of our products through distributors who have contractual rights to earn a negotiated margin on the sale of our products and who have limited rights to return unsold, unprogrammed products. We refer to these distributors as point-of-sale distributors. We defer recognition of revenue for sales to these point-of-sale distributors until after they have sold our products to systems manufacturers. As many as half of our products are programmed by us and are not returnable by these point-of-sale distributors. We recognize revenue on these products at the time of shipment. Second, we sell our products through certain foreign distributors who have no contractual rights to earn a negotiated margin and who may only return defective products to us. We recognize revenue from sales to these distributors at the time of shipment. Finally, we sell our products directly to systems manufacturers and recognize revenue at the time of shipment to these systems manufacturers. The percentage of sales derived through each of these three channels in 1998 was 54%, 32% and 14%, respectively, and 59%, 21% and 20% in 1999, respectively. During the fourth quarter of 1999, we completed the transition of our remaining foreign distributors to point-of-sale distributors.

    Four distributors accounted for 27%, 10%, 10% and 6% of sales, respectively, in 1998 and the same four distributors accounted for approximately 24%, 11%, 10% and 6% of sales, respectively, in 1999. We believe that no other distributor or direct customer accounted for more than 5% of sales in 1998 or 1999. We expect that a limited number of distributors will continue to account for a significant portion of our total sales.

    Our international sales were 43%, 47% and 48% of our total sales for 1997, 1998 and 1999, respectively. We expect that revenue derived from sales to international customers will continue to represent a significant and growing portion of our total revenue. All of our sales are denominated in U.S. dollars.

    Average selling prices for our products typically decline rapidly during the first six to 12 months after their introduction, then decline less rapidly as the products mature. We attempt to maintain gross margins even as average selling prices decline through the introduction of new products with higher margins and through manufacturing efficiencies and cost reductions. However, the markets in which we operate are highly competitive, and there can be no assurance that we will be able to successfully maintain gross margins. Any significant decline in our gross margins will materially harm our business.

    We outsource the wafer manufacturing, assembly and test of all of our products. We rely upon TSMC and Cypress to manufacture our products, and we rely primarily upon Amkor and ChipPAC to assemble and test our products. Under our arrangements with these manufacturers, we are obligated to provide forecasts and enter into binding obligations for anticipated purchases. This limits our ability to react to fluctuations in demand for our products, which could lead to excesses or shortages of wafers for a particular product.

    We entered into an agreement with Cypress in 1992 to obtain guaranteed fabrication capacity and to secure a second source for our FPGA products. By 1997, wafer fabrication capacity was no longer scarce and we had established a customer base and reputation. In March 1997, our agreement with Cypress was terminated. In exchange for the termination and the reversion to us of the rights to the intellectual property covered by that agreement, we paid Cypress $4.5 million in cash and agreed to issue to Cypress 3,037,786 shares of our common stock, resulting in a charge of approximately $23.0 million in the first quarter of 1997.

    In 1997, we recorded an accrual for legal and settlement fees of $5.3 million, associated with the settlement of patent litigation with Actel Corporation in 1998. We have made quarterly payments to Actel since the settlement date. We paid our remaining obligation under the settlement on November 3, 1999.

RESULTS OF OPERATIONS

    The following table sets forth the percentage of revenue for certain items in our statements of operations for the periods indicated:

                                                                    YEARS ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                1997          1998          1999
                                                              --------      --------      --------
Revenue.....................................................    100.0%       100.0%        100.0%
Cost of revenue.............................................     59.2%        47.7%         43.0%
                                                               ------        -----         -----
Gross profit................................................     40.8%        52.3%         57.0%
Operating Expenses:
  Research and development..................................     21.9%        21.0%         18.5%
  Selling, general and administrative.......................     38.6%        31.2%         31.7%
  Contract termination and legal............................     99.5%          --            --
                                                               ------        -----         -----
Net operating income (loss).................................   (119.2)%        0.1%          6.8%
Interest expense............................................     (0.6)%       (0.5)%        (0.2)%
Interest income and other, net..............................      1.6%         1.2%          1.4%
                                                               ------        -----         -----
Net income (loss)...........................................   (118.2)%        0.8%          8.0%
                                                               ======        =====         =====

YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

    REVENUE.  Our revenue for 1997, 1998 and 1999 was $28.5 million,
$30.0 million and $39.8 million, respectively, representing growth of 5.4% from 1997 to 1998 and 32.6% from 1998 to 1999. The 1998 revenue growth, as compared with 1997, reflected increasing sales of our pASIC 2 products as well as the initial shipments of our pASIC 3 products. The increase in 1998 was partially offset by declines in sales of our mature pASIC 1 products. In 1998, our pASIC 2 and pASIC 3 revenues together increased by approximately $3.8 million, while our pASIC 1 and other revenue declined by approximately $1.7 million and $0.6 million, respectively. The majority of the 1999 increase in revenue, as compared with 1998, was due to growth in sales of our pASIC 3 products, the third generation of our FPGAs. Our pASIC 3 revenue increased in 1999 by approximately $4.6 million. In 1999, our pASIC 1 and pASIC 2 revenues together increased by approximately $3.0 million and revenue from our QuickRAM products, introduced in September 1998, increased by approximately $2.4 million. In aggregate, unit sales increased in both 1998 and 1999. The 1998 increase was partially offset by declining average selling prices of our pASIC 1 and pASIC 2 products. The 1999 increase was the result of higher unit sales and slightly higher average selling prices.

    GROSS PROFIT. Gross profit was $11.6 million, $15.7 million and $22.7 million in 1997, 1998 and 1999, respectively, which was 40.8%, 52.3% and 57.0% of revenue for those periods. The increase in gross profit in 1998, as compared with 1997, was attributable to the growth in sales, the introduction of higher-margin pASIC 3 products, the absence of any inventory write-downs, and the maintenance of margin levels on our pASIC 1 and pASIC 2 products. The increase in 1999, as compared with 1998, was primarily due to the continued growth in sales and the introduction of higher-margin QuickRAM products. The 1999 increase was partially offset by a slight decrease in the average selling price of the older pASIC 1 and pASIC 2 product families.

    RESEARCH AND DEVELOPMENT EXPENSE.  Research and development expense was
$6.2 million, $6.3 million, and $7.4 million in 1997, 1998 and 1999, respectively, which was 21.9%, 21.0% and 18.5% of revenue for those periods. The increase in research and development spending in 1999, as compared with 1998, was primarily due to an increase in the number of employees involved in research and development as we accelerated the introduction of new products, particularly our first ESPs.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense was $11.0 million, $9.4 million and $12.6 million in 1997, 1998 and 1999, respectively, which was 38.6%, 31.2% and 31.7% of revenue for those periods The decrease in selling, general and administrative expenses in 1998, as compared with 1997, was attributable to reduced personnel costs due to temporary vacancies in senior management positions. The increase in 1999, as compared with 1998, was primarily due to increased personnel costs.

    CONTRACT TERMINATION AND LEGAL EXPENSE.  We recorded an expense of
$23.0 million in the first quarter of 1997 as a result of the termination of our 1992 agreement with Cypress. Legal and settlement costs associated with the Actel litigation were $5.3 million in 1997. No additional charges were recorded upon settlement of this litigation in 1998.

    DEFERRED COMPENSATION. With respect to the grant of stock options to employees, we recorded aggregate deferred compensation of $1.9 million, $204,000 and $908,000 in 1997, 1998 and 1999, respectively. The amount of deferred compensation is presented as a reduction of stockholders' equity and amortized ratably over the vesting period of the applicable options, generally four years. We amortized $625,000, $426,000 and $512,000 in 1997, 1998 and 1999,
respectively. The amortization of deferred compensation is recorded as research and development and selling, general and administrative expenses, depending on the related employees' activities.


    INTEREST AND OTHER INCOME, NET. Interest and other income, net of expense, was $272,000, $203,000 and $452,000 in 1997, 1998 and 1999, respectively.
Interest and other income decreased in 1998 as interest income on increased cash balances was offset by interest expense incurred as a result of new equipment financing arrangements. The increase in 1999 interest income was due mainly to our investment of proceeds from the October 1999 initial public offering.

PROVISION FOR INCOME TAXES

    No provision for income taxes was recorded for the year ended December 31, 1997 as the Company incurred an operating loss. No provision for income taxes was recorded for the years ended December 31, 1998 and 1999, as we were able to utilize a portion of our state and federal net operating loss carryforwards and other tax attributes. At December 31, 1999, we had net operating loss carryforwards for federal and state tax purposes of approximately $42.0 million and $21.0 million, respectively. These carryforwards, if not utilized to offset future taxable income and income taxes payable, will begin to expire in 2000 and will continue to expire through 2017.

QUARTERLY RESULTS OF OPERATIONS

    The following tables contain unaudited statement of operations data for our eight most recent quarters. The first table contains revenue and expense data expressed in dollars, while the second table contains the same data expressed as a percentage of our revenue for the periods indicated. The data has been derived from unaudited financial statements that, in our opinion, include all adjustments necessary for a fair presentation of the information. Our quarterly results have been in the past, and in the future may be, subject to fluctuations. As a result, we believe that results of operations for the interim periods are not necessarily indicative of results for any future period.

                                                                              QUARTER ENDED
                                         ----------------------------------------------------------------------------------------
                                         MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                           1998       1998       1998        1998       1999        1999       1999        1999
                                         --------   --------   ---------   --------   ---------   --------   ---------   --------
                                                                              (IN THOUSANDS)
STATEMENT OF OPERATIONS
Revenue................................   $7,751     $6,327     $7,883      $8,046     $8,597      $9,828     $10,278    $11,082
Cost of revenue........................    3,638      3,165      3,825       3,675      3,722       4,236       4,378      4,767
                                          ------     ------     ------      ------     ------      ------     -------    -------
Gross profit...........................    4,113      3,162      4,058       4,371      4,875       5,592       5,900      6,315
Operating expenses:
  Research and development.............    1,394      1,538      1,586       1,776      1,780       1,787       1,849      1,939
  Selling, general and
    administrative.....................    2,391      2,257      2,302       2,418      2,856       3,144       3,222      3,396
                                          ------     ------     ------      ------     ------      ------     -------    -------
Net operating income (loss)............      328       (633)       170         177        239         661         829        980
Interest expense.......................      (44)       (42)       (46)        (29)       (26)        (23)        (27)       (21)
Interest income and other, net.........      134         68         83          79         69          67          48        365
                                          ------     ------     ------      ------     ------      ------     -------    -------
Net income (loss)......................   $  418     $ (607)    $  207      $  227     $  282      $  705     $   850    $ 1,324
                                          ======     ======     ======      ======     ======      ======     =======    =======
AS A PERCENTAGE OF REVENUE
Revenue................................    100.0%     100.0%     100.0%      100.0%     100.0%      100.0%      100.0%     100.0%
Cost of revenue........................     46.9       50.0       48.5        45.7       43.3        43.1        42.6       43.0
                                          ------     ------     ------      ------     ------      ------     -------    -------
Gross profit...........................     53.1       50.0       51.5        54.3       56.7        56.9        57.4       57.0
Operating expenses:
  Research and development.............     18.0       24.3       20.1        22.1       20.7        18.2        18.0       17.5
  Selling, general and
    administrative.....................     30.8       35.7       29.2        30.0       33.2        32.0        31.3       30.6
                                          ------     ------     ------      ------     ------      ------     -------    -------
Net operating income (loss)............      4.3      (10.0)       2.2         2.2        2.8         6.7         8.1        8.9
Interest expense.......................     (0.6)      (0.7)      (0.6)       (0.4)      (0.3)       (0.2)       (0.3)      (0.2)
Interest income and other, net.........      1.7        1.1        1.0         1.0        0.8         0.7         0.5        3.3
                                          ------     ------     ------      ------     ------      ------     -------    -------
Net income (loss)......................      5.4%      (9.6)%      2.6%        2.8%       3.3%        7.2%        8.3%      12.0%
                                          ======     ======     ======      ======     ======      ======     =======    =======

    Over the eight quarters presented, our quarterly revenue grew from $7.8 million to $11.1 million. Revenues have fluctuated over this time, and were negatively affected in the quarter ended June 30, 1998, when sales declined 18.4% primarily as a result of the Asian financial crisis which had a dramatic effect on the global semiconductor industry. Revenue growth commencing in the quarter ended September 30, 1998 has been a result of renewed strength in our core FPGA business, and the introduction of our pASIC 3 product family. Beginning in the quarter ended March 31, 1999, revenue included sales from our QuickRAM product family, the first of our ESPs.

    Gross profit declined in the quarter ended June 30, 1998, along with revenue, for the reasons described above. Gross profit began to improve during the third quarter of 1998 as revenue increased. Gross margins increased from 54.3% in the quarter ended December 31, 1998 to 57.0% in the quarter ended December 31, 1999. This recent improvement was caused by favorable product mix shifts as newer, higher margin pASIC 2, pASIC 3 and QuickRAM products comprised a higher percentage of our overall revenue.

    Over the last eight quarters, research and development expenses increased from $1.4 million to $1.9 million. To serve the evolving needs of systems manufacturers in our target markets, we have spent aggressively to develop new products and technologies. Our research and development expenses over this period have averaged 19.9% of revenues. Selling, general and administrative expenses over this period have fluctuated between $2.4 million and $3.4 million.

    We have accumulated substantial net operating loss carryforwards. As a result, we have not paid income taxes. Although we have been increasingly profitable over the past six quarters, we expect to have minimal tax obligations over the next several quarters due to application of net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

    We financed our operating loss in 1997 primarily through the issuance of common stock and the incurrence of debt to finance capital equipment purchases. We have been profitable since the third quarter of 1998. On October 15, 1999, we completed an initial public offering of our common stock in which we sold a total of 3,770,635 shares at $10.00 per share for total proceeds of $33.9 million, net of underwriting discounts, commissions and issuance costs. At December 31, 1999, we had $34.6 million in cash, an increase of $27.0 million from cash held at December 31, 1998. This increase was due primarily to money received as part of our initial public offering. As of December 31, 1999, we had an accumulated deficit of $58.0 million.

    We have an equipment financing line with a commercial bank. At December 31, 1999, we had obligations of $561,000 outstanding under this equipment line with no remaining available balance. The outstanding obligations under the equipment line are due over the next one to three years. The interest rate on these borrowings is at the bank's prime interest rate plus 0.25%.

    Net cash provided by (used for) operating activities was $(1.4) million, $2.3 million and $(3.2) million in 1997, 1998 and 1999, respectively. The decrease in cash in 1997 was primarily attributable to increases in working capital, particularly accounts receivable and inventory. Inventory reductions were the primary source of cash in 1998. In 1999, we paid our remaining obligations to Actel per the August 1998 settlement agreement. Net income and an increase in accounts payable were the primary sources of cash in 1999. Our operating cash flow activities are affected by changes in our accounts receivable and related allowances. At December 31, 1997, 1998 and 1999 we had allowances for doubtful accounts totaling $245,000, $245,000 and $194,000, respectively. We have not had any material collection issues to date. At December 31, 1997, 1998 and 1999 we had sales returns and allowance reserves totaling $2.4 million, $3.0 million and $1.1 million, respectively, offsetting accounts receivable balances for contractual obligations for potential product returns and discounts. The change in the amount of sales returns and allowance reserves is due to the amount of credits earned but not yet taken by distributors.

    Net cash used for investing activities was $2.6 million, $679,000 and $3.3 million in 1997, 1998 and 1999, respectively. All of this cash was used for the acquisition of property and equipment. The majority of the acquisitions in 1997 were financed under our equipment financing line. We intend to purchase approximately $5.0 million of additional capital assets during 2000.

    Net cash provided by (used for) financing activities was $1.1 million, $(1.4) million, and $33.4 million in 1997, 1998 and 1999, respectively. The primary source of cash in 1997 was $1.5 million of borrowings from a bank which were used to acquire property and equipment. In 1999 the primary source of cash was the $33.9 million raised in the October 15, 1999 initial public offering. Cash was used to repay bank debt of $1.5 million, $1.5 million and $1.2 million in 1997, 1998 and 1999, respectively.

    Our relationship with TSMC requires that we provide a forecast of the minimum level of our wafer requirements for the following year. This creates a minimum wafer purchase commitment to TSMC for such year. For 2000, our committed purchases from TSMC are $9.4 million. Our agreement with Cypress does not have similar minimum purchase commitments.

    We require substantial working capital to fund our business, particularly to finance inventories and accounts receivable. Our future capital requirements will depend on many factors, including the rate of sales growth, market acceptance of our existing and new products, the amount and timing of research and development expenditures, the timing of the introduction of new products and expansion of sales and marketing efforts. There can be no assurance that additional equity or debt financing, if required, will be available on satisfactory terms. We believe the net proceeds of this offering combined with existing capital resources and cash generated from operations will be sufficient to meet our needs for the next 12 months, although we could seek to raise additional capital during that period. After the next 12 months, our capital and operating requirements will depend on many factors, including the levels at which we maintain inventory and accounts receivable, costs of securing access to adequate manufacturing capacity and increases in our operating expenses.

INFLATION

    The impact of inflation on our business has not been material for the fiscal years ended December 31, 1997, 1998 and 1999.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. We are required to adopt SAB 101 in the first quarter of fiscal year 2000 and are currently studying the impact of SAB 101 on our financial statements. We do not believe that SAB 101 will have a material impact on our financial statements.

    In June 1998, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. SFAS No. 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of Effective Date of FASB Statement No. 133," is effective for all fiscal quarters and years beginning after June 15, 2000. We do not currently have, or plan to enter into, forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes.

YEAR 2000 COMPLIANCE

    We are aware of the issues surrounding the year 2000 and problems relating to computers and computer software incorrectly distinguishing between 21st and 20th century dates. As a result, beginning on January 1, 2000, computer systems and software used by many companies and organizations in a wide variety of industries, including technology, transportation, utilities, finance and telecommunications, may have produced erroneous results or failed unless they had been modified or upgraded to process date information correctly. We have modified or replaced any software applications that had source code unable to process data information correctly. We addressed the Year 2000 preparedness of our critical suppliers and third party software providers. As of the date of this prospectus, we have not experienced any Year 2000 problems with our products, facilities, critical suppliers or vendors. We use software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the Year 2000 phenomenon even after January 1, 2000. This failure may involve significant time and expense, and uncorrected problems could seriously harm our business. In addition, the potential failure of our customers to ensure that their operations are Year 2000 compliant could have an adverse effect on them, which in turn could limit their ability to use our products and services or process our invoices in a timely manner.

    Through December 31, 1999, we have incurred expenses of approximately $400,000 in addressing Year 2000 problems. We do not anticipate that we will incur any additional expenses relating to Year 2000 problems.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

    We do not use derivative financial instruments in our investment portfolio. Our investment portfolio is generally comprised of commercial paper. We place investments in instruments that meet high credit quality standards. These securities are subject to interest rate risk, and could decline in value if interest rates fluctuate. Due to the short duration and conservative nature of our investment portfolio, we do not expect any material loss with respect to our investment portfolio. A 10% move in interest rates as of December 31, 1999 would have an immaterial effect on our pretax earnings and the carrying value of its investments over the next fiscal year.

FOREIGN CURRENCY EXCHANGE RATE RISK

    All of the Company's sales, cost of manufacturing and marketing are transacted in U.S. dollars. Accordingly, our results of operations are not subject to foreign exchange rate fluctuations.

                                    BUSINESS

INTRODUCTION

    QuickLogic develops, markets and supports advanced field programmable gate array, or FPGA, semiconductors and the software tools needed for our customers to use our products. In addition to our FPGA semiconductors, we have pioneered the development of embedded standard products, or ESPs. Our ESPs combine the flexibility and time-to-market advantages of our FPGAs with the predictable, high performance of standard semiconductor products, thereby enabling our customers to integrate increased amounts of functionality on a single semiconductor device. Our FPGA and ESP products target complex, high-performance systems in rapidly changing markets where system manufacturers seek to minimize time-to-market and maximize product differentiation and functionality. Examples of markets we sell to include telecommunications and data communications; video/audio, graphics and imaging; instrumentation and test; high-performance computing; and military systems.

    The key components of our FPGA and ESP product families are our ViaLink programmable metal technology, our pASIC architecture and the associated software tools used for product design. Our ViaLink technology allows us to create smaller devices than competitors' comparable products, thereby minimizing silicon area and cost. In addition, our ViaLink technology has lower electrical resistance and capacitance than other programmable technologies and, consequently, supports higher signal speed. Our FPGA and ESP architectures provide full routability and utilization of a device's logic cells, thereby enabling greater usable device density and design flexibility. Finally, our software enables our customers to efficiently implement their designs using our products.

INDUSTRY BACKGROUND

    Competitive pressures are forcing manufacturers of electronic systems to rapidly bring to market products with improved functionality, higher performance and greater reliability, all at lower cost. Providers of systems requiring high-speed data transmission and processing such as communications equipment, digital image products, test and instrumentation and storage subsystems face some of the most intense time-to-market pressures in the technology industry. These market forces have driven the evolution of logic semiconductors, which are used in complex electronic systems to coordinate the functions of other semiconductors, such as microprocessors or memory. There are three types of advanced logic semiconductors:

    - Application Specific Integrated Circuits, or ASICs, are special purpose devices designed for a particular manufacturer's electronic system. These devices are customized during wafer manufacturing.

    - Application Specific Standard Products, or ASSPs, are fixed-function devices designed to comply with industry standards that can be used by a variety of electronic systems manufacturers. Their functions are fixed prior to wafer manufacturing.

    - Programmable Logic Devices, or PLDs, are general purpose devices which can be used by a variety of electronic systems manufacturers, and are customized after purchase for a specific application. Field Programmable Gate Arrays, or FPGAs, are types of PLDs used for complex functions.

    Systems manufacturers have relied heavily on ASICs to implement the advanced logic required for their products. ASICs provide high performance due to customized circuit design. However, because ASICs are design-specific devices, they require long development and manufacturing cycles, delaying product introductions. In addition, because of the expense associated with the design of ASICs, they are cost effective only if they can be manufactured in high volumes. Finally, once ASICs are manufactured, their functionality cannot be changed to respond to evolving market demands.

    ASSPs have become widely utilized as industry standards have developed to address increasing system complexity and the need for communication between systems and system components. These standards include:

    - Peripheral Component Interconnect, or PCI, a standard developed to provide a high performance, reliable and cost-effective method of connecting high-speed devices within a system.

    - SONET, or Synchronous Optical NETwork, a fiber-optic transmission standard for high-speed digital traffic, employed mainly by telephone companies and other network service providers.

    - Ethernet, a widely-used local area network, or LAN, transport standard which controls the interconnection between servers and computers.

    - Fibre Channel Interconnect Protocol, an industry networking standard for storage area networks, or SANs, which controls the interconnection between servers and storage devices.

Compared to ASICs, ASSPs offer the systems designer shorter development time, lower risk and reduced development cost. However, ASSPs generally cannot be used by systems manufacturers to differentiate their products.

    To address markets where industry standards do not exist or are changing and time-to-market is important, FPGAs are often used. FPGAs provide systems manufacturers with the flexibility to customize and thereby differentiate their systems, unlike ASSPs. FPGAs also enable systems manufacturers to change the logic functionality of their systems after product introduction without the expense and time of redesigning an ASIC. However, most FPGAs are more expensive than ASSPs and even ASICs of equivalent functionality because they require more silicon area. In addition, most FPGAs offer lower performance than nonprogrammable solutions, such as ASSPs and ASICs. According to inSearch Research, the projected total market size for high-complexity programmable logic devices in 2000 is approximately $3.0 billion, of which FPGAs are estimated to account for $1.8 billion.

QUICKLOGIC'S FPGA SOLUTION

    QuickLogic's FPGAs offer higher performance at lower overall systems cost than competing FPGA solutions, in addition to offering the advantages typically associated with FPGAs. Specifically, our products provide greater design flexibility than standard FPGAs and enable designers of complex systems to achieve rapid time-to-market with highly differentiated products. Our products are based on our ViaLink technology and pASIC architectures, and our associated QuickWorks and QuickTools design software:

    - VIALINK PROGRAMMABLE METAL TECHNOLOGY. Unlike conventional SRAM-based FPGAs, our ViaLink programmable metal technology embeds logic interconnects between the metal layers of a chip, instead of on the silicon substrate. As a result, we are able to provide a programmable switch at every intersection in the wire grid, as illustrated in the graph below. This vertical interconnect structure is more efficient and flexible than that of conventional FPGAs, minimizing silicon area and therefore cost. The ViaLink technology also features lower resistance and capacitance than competing interconnect technologies, thereby optimizing the device's performance.

                                        [LOGO]

    - PASIC ARCHITECTURE. FPGA device architectures consist of logic cells, routing wires and interconnect elements. Unlike conventional SRAM-based FPGA architectures, our pASIC architectures facilitate full utilization of a device's logic cells and Input/Output pins. These logic cells have been optimized to efficiently implement a wide range of logic functions at high speed. Our pASIC architectures use our ViaLink technology to maximize interconnects at every routing wire intersection. The abundance of interconnect resources allows more paths between logic cells. As a consequence, system designers are able to use QuickLogic FPGAs with smaller gate counts than competing FPGAs to implement their designs. These smaller gate count FPGAs require less silicon area and as a result are able to be offered at a lower price.

    - QUICKWORKS AND QUICKTOOLS DESIGN SOFTWARE. Our design software for Windows and Unix operating systems provides systems manufacturers with the ability to easily customize QuickLogic FPGAs for their specific needs. These design tools feature 100% fully automatic place and route capabilities, which speed design development by permitting very complex designs to be implemented quickly. Once a design has been completed, systems manufacturers can use the DeskFab device programmer to transfer their design to an FGPA in minutes. Alternatively, systems manufacturers can use our unique WebASIC program to transmit their design to QuickLogic in order to receive a programmed device for evaluation within two business days.

THE ADVENT OF SYSTEM-ON-A-CHIP

    Over the past few years, semiconductor manufacturers have migrated to smaller process geometries. These smaller process geometries enable more logic elements to be incorporated in a single chip using less silicon area. More recently, advances have been made in the integration of logic and memory on a single chip, which had been difficult previously due to incompatible process technologies. Advantages of the single chip approach to systems manufacturers include:

    - simplified system development,

    - reduced time-to-market,

    - elimination of delays associated with the transfer of data between chips,

    - smaller physical size,

    - lower power dissipation,

    - greater reliability and

    - lower cost.

However, as levels of logic integration have increased, devices have become more specific to a particular application. This fact limits their use and potential market size.

QUICKLOGIC'S ESP SOLUTION

    QuickLogic has leveraged its unique FPGA technology to address the limitations inherent in current system-on-a-chip approaches. The result is embedded standard products, or ESPs, that deliver the advantages offered by both FPGAs and ASSPs. In its simplest form, an ESP contains four basic parts: a programmable logic array, an embedded standard function, an optional programmable read-only memory to configure the embedded function, and an interface that allows communication between the standard function and programmable logic array. Our ESP products combine the system-level functionality of ASSPs with the flexibility of FPGAs. We believe ESPs offer the following specific advantages:

    - INCREASED PERFORMANCE. In a typical design, data must travel between an ASSP and an FPGA across a printed circuit board. The limited number of connections available and the distance between the devices can degrade the system's overall performance. Our ESP solution allows all data to be processed on a single chip.

    - DECREASED COST. Because our ESP is a single chip solution, it requires less silicon area, and therefore is less expensive to produce. Additionally, this single chip approach lowers the component, assembly and test cost for the system manufacturer.

    - INCREASED RELIABILITY. ESP designs are more reliable because single chip solutions contain fewer components and circuit board connections that are subject to failure.

    - SHORTER DEVELOPMENT TIME. With a multiple chip design, systems designers must solve complex routing and timing issues between devices. A single chip ESP solution eliminates the timing issues between devices and simplifies software simulation, leading to shorter development time.

    We have introduced our first two ESP product lines, the QuickRAM and QuickPCI families. We have announced a new product family, QuickDSP, which will be introduced in the second quarter of 2000. All three families are designed for a wide range of performance-driven applications. For example, QuickRAM products, which combine blocks of embedded, high-performance memory with our FPGA logic, are used by Alcatel in its Lightwave telecommunication transmission systems. QuickPCI products combine PCI controllers with our FPGA logic. We completed development of our first QuickPCI product in April 1999, and have made shipments to several customers. QuickDSP products use mathematical functions to modify digital signals in desirable ways.

    According to inSearch Research, the total ESP market size in 1999 was $8.0 million, and is projected to increase to $32.0 million in 2000.

THE QUICKLOGIC STRATEGY

    Our objective is to be the leading provider of high-speed, flexible, cost-effective FPGAs and ESPs. We feel we can achieve this objective by offering systems manufacturers the ability to accelerate design cycles to satisfy demanding time-to-market requirements. To achieve our objective, we have adopted the following strategies:

EXTEND TECHNOLOGY LEADERSHIP

    Our ViaLink technology, pASIC architectures and proprietary software design tools enable us to offer flexible, high-performance FPGA and ESP products. We intend to continue to invest in the development of these technologies and to utilize such developments in future innovations of both our

FPGA and our ESP products. We also intend to focus our resources on building critical systems-level expertise to introduce new ESP products and enhance existing ESP product families.

CAPITALIZE ON CROSS-SELLING OPPORTUNITIES BETWEEN OUR FPGA AND ESP PRODUCTS

    Because our development tools share many of the same features for both FPGAs and ESPs, once a manufacturer designs a system with either product, we believe the manufacturer will recognize the advantages of our other products. Accordingly, we intend to leverage our FPGA and ESP design wins to pursue additional design wins on complementary products with the same customer.

BROADEN ESP PRODUCT LINES

    In addition to our ESP product families, we intend to focus on the needs of large, high-growth, performance-driven market segments. Our product design approach consists of continuous solicitation of feedback from existing and prospective customers.

CREATE INNOVATIVE, INDUSTRY-LEADING CUSTOMER SERVICES

    We continue to develop and implement innovative ways to serve and communicate with our customers. For example, we recently introduced our WebASIC service. This service allows our customers to use our development software to design a circuit, transmit design information over the Internet and receive a QuickLogic FPGA or ESP device programmed with their design within one business day in North America and Europe or within two business days in Asia. We are in the process of deploying ProChannel, a web-based system which will allow our customers to obtain promotional material, receive quotations, place orders for our products and view their order status over the Internet. This system will complement the Electronic Data Interchange systems that we have used for the past several years with our largest customers.

TARGET HIGH-PERFORMANCE, RAPIDLY CHANGING MARKETS

    We will continue to focus our design and marketing efforts on systems manufacturers who sell complex systems that require high performance, design flexibility, low cost and rapid time-to-market. Such applications include telecommunications and data communications; video/audio, graphics and imaging systems; instrumentation and test; high-performance computing; and military systems.

MARKETS AND APPLICATIONS

    Our FPGA and ESP products are targeted at high growth markets that have demanding performance, design flexibility, cost and time-to-market requirements. Examples of the markets and applications in which our products are used include:

TELECOMMUNICATIONS AND DATA COMMUNICATIONS

    Telecommunications and data communications companies require logic devices with high performance, low power consumption and design flexibility. QuickLogic's single-chip QuickRAM devices meet this need by providing comprehensive solutions that eliminate the need for multiple chip solutions. Alcatel uses our QuickRAM products in their fiber optic Lightwave transmission equipment.

VIDEO/AUDIO, GRAPHICS AND IMAGING

    Honeywell uses our QuickRAM and FPGA products for their Primus Epic commercial avionics display systems. Their applications for QuickLogic's devices include flight data managers, back panel interfaces, flat panel display interfaces, and PCI interfaces.

INSTRUMENTATION AND TEST

    Instrumentation and industrial controls manufacturers require logic devices with low power consumption, high reliability and, often, high performance. Teradyne uses our QuickRAM and FPGA devices in their semiconductor test equipment.

HIGH-PERFORMANCE COMPUTING

    IBM uses our FPGA devices in numerous applications, including controllers for its redundant array of independent disks, or RAID, products. Compaq Computer also uses our FPGAs in their Alpha-based workstations and servers.

MILITARY SYSTEMS

    Military electronics systems manufacturers have demanding reliability and performance requirements. Military applications require devices that remain configured even when power is lost or interrupted. Our ViaLink technology creates connections within the device which are permanent, unlike reprogrammable FPGAs, which must be reconfigured after losing power. We provide several product lines that are specially assembled and tested to meet demanding military requirements. Hamilton Standard, a division of United Technologies, uses our FPGA devices for a flight computer in the F-117 stealth fighter.

CUSTOMERS

    Through our ten years of business in the FPGA market, we have developed a strong customer base. Our customers include leading systems manufacturers, such as IBM, which recently added QuickLogic to its recommended supplier list for high performance FPGA products. The following chart provides a representative list by industry of our current customers:

  INDUSTRY                         CUSTOMER               APPLICATION
  Data Communications and          Alcatel                Fiber optic transmission equipment
    Telecommunications             Ericsson               GSM base stations
                                   IBM                    Data encryption, network servers
                                   NEC                    PBX electronics, wireless base stations
                                   Philips                Data encryption
  Video/Audio, Graphics and        Digidesign             PC-based audio editing
    Imaging                        Eastman Kodak          High-speed video motion analysis
                                   Honeywell              Aircraft navigation and flight controls
                                   Mitsubishi             Large screen displays
                                   NEC                    Solid state video cameras
                                   Sony                   Industrial video cameras
                                   Texas Instruments      Digital micro mirror applications
  Instrumentation and Test         ABB                    Industrial power management systems
                                   LTX                    Semiconductor test equipment
                                   National Instruments   PC-based instrumentation boards
                                   Teradyne               Semiconductor test equipment
                                   Toshiba                Mail sorting equipment
  High-Performance Computing       Compaq Computer        Alpha processor motherboards
                                   IBM                    RAID controller, ThinkPad display controls
                                   Mitsubishi             Mobile PC pen-input display controllers
  Military Systems                 B.F. Goodrich          Launch vehicle for Delta Four rockets
                                   DY-4                   VME-based computer systems
                                   Hamilton Standard      Flight computers
                                   Hughes Aircraft        Helicopter motor controls and radar
                                   McDonnell Douglas      C-17 flight controllers
                                   Raytheon               Tornado missile

PRODUCTS

    We make field programmable gate arrays and embedded standard products based on our ViaLink technology and pASIC architecture. Each product family includes a range of devices to address differing performance and cost requirements. A variety of package types are available to satisfy varying customer requirements for physical size and the number of input and output connections to the circuit board. We also offer most of our devices in commercial, industrial and military temperature ranges.

 FIELD PROGRAMMABLE GATE ARRAYS

    Our pASIC products are general purpose FPGAs that address the high-performance segments of the programmable logic market. Our current product line consists of three families of FPGAs. Each of these product families include devices with a range of logic capacities and number of input and output pins. Having such a range of devices is important to design engineers whose device requirements can vary broadly from one application to another. Smaller devices address simpler applications at lower cost, while larger devices cost more but can support larger and more complex applications. The following tables describe these families:

                              PASIC 3 FPGA FAMILY

                           LOGIC CAPACITY       MAXIMUM INPUTS AND
       DEVICE                  (GATES)              OUTPUTS (#)         INTRODUCTION DATE
       QL3004                   4,000                   76                   Q3 1999
       QL3012                  12,000                   118                  Q2 1998
       QL3025                  25,000                   204                  Q4 1997
       QL3040                  40,000                   252                  Q3 1998
       QL3060                  60,000                   316                  Q2 1998

                              PASIC 2 FPGA FAMILY

                           LOGIC CAPACITY       MAXIMUM INPUTS AND
       DEVICE                  (GATES)              OUTPUTS (#)         INTRODUCTION DATE
       QL2003                   6,000                   118                  Q1 1997
       QL2005                  12,000                   156                  Q4 1996
       QL2007                  18,000                   174                  Q4 1995
       QL2009                  25,000                   225                  Q2 1996

                              PASIC 1 FPGA FAMILY

                           LOGIC CAPACITY       MAXIMUM INPUTS AND
       DEVICE                  (GATES)              OUTPUTS (#)         INTRODUCTION DATE
       QL8x12B                  2,000                   64                   Q4 1991
      QL12x16B                  4,000                   88                   Q4 1992
      QL16x24B                  8,000                   122                  Q4 1993
      QL24x32B                 16,000                   180                  Q2 1995

EMBEDDED STANDARD PRODUCTS

    ESPs are single chip solutions that combine the system-level functionality of ASSPs with the flexibility of FPGAs. ESPs link blocks of user-configurable standard functions with field programmable logic through a high-performance interface. We have introduced our first two lines of ESPs, the QuickRAM and QuickPCI families.

    QUICKRAM. Our QuickRAM family of products, which began shipping in June 1998, combines blocks of high-performance, embedded memory with our high-speed programmable logic. The QuickRAM family includes five devices that span a range of logic and memory sizes, allowing design engineers to choose the optimal part for a particular application. Larger devices feature more memory and logic supporting more complex designs, while smaller devices offer lower cost. The QuickRAM family includes four available devices and one planned device that span a wide range of logic and memory sizes:

                              QUICKRAM ESP FAMILY

                         MEMORY CAPACITY      LOGIC CAPACITY      MAXIMUM INPUTS       INTRODUCTION
       DEVICE                 (BITS)             (GATES)         AND OUTPUTS (#)           DATE
       QL4009                 9,216               6,000                 82               Q3 1999
       QL4016                 11,520              12,000               118               Q2 1999
       QL4036                 16,128              25,000               204               Q4 1998
       QL4058                 20,736              40,000               252               Q2 1999
       QL4090                 25,344              60,000               316               Q2 1998

    QUICKPCI. The PCI bus, or Peripheral Component Interconnect, is a standard hardware architecture that manages the transfer of data among major components in an electronic system at high speed. The master PCI bus function controls the PCI bus while the target function only operates under the control of the PCI bus. The QuickPCI family includes five devices that span a range of PCI bus capabilities and memory and programmable logic capacities, with both master and target functions. Our QuickPCI family of products combines high-performance embedded PCI bus controllers with our high-speed programmable logic. We completed development of our first QuickPCI product in April 1999, and we have shipped development quantities of devices to several customers.

    The PCI bus is available in two basic configurations: 32 bits wide and 64 bits wide. Clock speeds for the PCI bus range from 33MHz to 75MHz. Devices which support the smaller, slower PCI configurations cost less than devices which support the wider, faster configurations. While many semiconductor vendors offer devices that address one particular PCI configuration, very few offer a full range of devices to meet all of the possible configurations.

                              QUICKPCI ESP FAMILY

                                       MEMORY    LOGIC
           PCI BUS     MAX. PCI BUS   CAPACITY  CAPACITY    INTRODUCTION
DEVICE    FUNCTION      SPEED/WIDTH    (BITS)   (GATES)         DATE
QL5030     Target      33MHz/32-bits   11,500    4,500        Q3 1999
QL5130     Target      33MHz/32-bits   16,000    17,500       Q4 1999
QL5032  Master/Target  33MHz/32-bits   16,000    14,500       Q2 1999
QL5232  Master/Target  33MHz/32-bits   25,344    49,500       Q3 1999
QL5064  Master/Target  75MHz/64-bits   25,344    30,000       Q3 1999

    QUICKDSP. Digital Signal Processing, or DSP, is the use of mathematical functions to modify digital signals in desirable ways. For example, using DSP techniques, engineers can design systems for such diverse purposes as eliminating echoes from telephone conversations, increasing data transmission rates for Internet access, or reducing the file size of electronic medical images.

    The QuickDSP family combines a set of Embedded Computational Units, or ECUs, with high-performance programmable logic and memory. These ECUs have been optimized to implement the mathematical operations inherent in DSP applications with high speed and efficiency. The QuickDSP family includes four devices, each with differing amounts of ECUs, programmable logic, and memory--allowing design engineers to choose the optimal device for their application.

                              QUICKDSP ESP FAMILY

                          MEMORY                        MAXIMUM
         ECU BLOCKS      CAPACITY     LOGIC CAPACITY  INPUTS AND     INTRODUCTION
DEVICE       (#)          (BITS)         (GATES)      OUTPUTS (#)        DATE
QL7100       10           46,100         292,000          256      Expected Q3 2000
QL7120       12           55,300         373,000          320      Expected Q3 2000
QL7160       16           73,700         558,000          448      Expected Q2 2000
QL7180       18           82,900         662,000          512      Expected Q2 2000

FPGA AND ESP DEVELOPMENT TOOLS

    Our FPGA and ESP devices are supported by a complete range of development tools including software and device programming hardware.

    QUICKWORKS. QuickWorks is a fully integrated design solution consisting of internally developed and licensed third-party software operating on Microsoft Windows. QuickWorks includes industry-standard, hardware description languages, including VHDL and Verilog, as well as schematic and mixed-mode entry for fast and efficient logic design. Our suite provides a complete FPGA software solution, including design entry, logic synthesis, place and route, and simulation. A derivative product, called QuickWorks-Lite, offers basic design entry via schematic capture along with place and route free to designers.

    QUICKTOOLS. QuickTools provides optimization, place and route, timing analysis and back-annotation support for all our devices on UNIX platforms. The QuickTools package provides a software solution for designers who use Cadence, Mentor, Synario Design Automation, Synopsys, Veribest, Viewlogic Systems or other third-party software tools for design entry, synthesis or simulation.

    PROGRAMMING HARDWARE. After a design has been completed using our software, the device is configured using our line of DeskFAB programming hardware and associated device adapters.

SALES, MARKETING AND TECHNICAL SUPPORT

    We sell our products through a network of sales managers, independent sales representatives and electronics distributors in North America, Europe and Asia. In addition to our corporate headquarters in Sunnyvale, we have regional sales operations in Los Angeles, Dallas, Boston, Raleigh, Chicago, London, Tokyo, Munich, Shanghai and Hong Kong. Our direct sales organization consists of a staff of 24, including sales managers, field application engineers and administrative personnel. In North America, our six sales managers direct the activities of 19 independent sales representative firms operating out of more than 40 offices totaling approximately 180 sales representatives, as well as the activities of four electronics distributors with more than 230 locations. Internationally, three sales managers direct the activities of nine distributors and two independent sales representatives in Europe and nine distributors in Asia. Our marketing organization consists of 17 employees. All of the foregoing numbers are as of February 29, 2000.

    Four major distributors, Arrow Electronics, Bell Microproducts, Future Electronics and Sterling Electronics accounted for approximately 51% of our sales in 1999. Our international sales were 43%, 47% and 48% of our total sales for 1997, 1998 and 1999, respectively. Although we have contracts with our distributors, any of them may terminate their relationship with us on short notice. The loss of one or more of our principal distributors, or our inability to attract new distributors, would materially harm our business. We may lose distributors in the future and we may be unable to recruit additional or replacement distributors. As a result, our future performance will depend in part on our ability to retain our existing distributors and attract new distributors that will be able to market, sell and support our products effectively. We anticipate that sales to customers located outside the United States will continue to represent a significant portion of our total sales in future periods and the trend of foreign customers accounting for an increasing portion of our total sales may continue. We believe that no end customer accounted for more than 5% of sales in 1999.

    We sell our products on a purchase order basis through our distributors and direct sales channels, and our distributors or customers may cancel purchase orders at any time with little or no penalty. In addition, our distributor agreements generally permit our distributors to return unprogrammed products to us. Contractually, our distributors are permitted to return up to 10%, by value, of the products they purchase from us every six months.

    We provide systems manufacturers with comprehensive technical support, which we believe is critical to remaining competitive in the markets we serve. As of February 29, 2000, our applications support organization included four direct field application engineers and over 200 application engineers employed by our distributors. These application engineers provide pre-sales and on-site technical support to customers. Application support is also provided by six factory-based customer engineers who offer the majority of post-sale support through a dedicated customer support hotline. In 1998, we established a design center to develop new embedded functions for ESPs, and to provide in-depth, system-level technical support to our customers.

    Our WebASIC program allows systems manufacturers to download our design software from our web site and create a custom design for a QuickLogic device at their desktop. They can then transmit the design data to us via e-mail and request configured sample devices. We also use our web site to provide product documentation and technical support information.

RESEARCH AND DEVELOPMENT

    Our future success will depend to a large extent on our ability to rapidly develop and introduce new products and enhancements to our existing products that meet emerging industry standards and satisfy changing customer requirements. We have made and expect to continue to make substantial investments in research and development and to participate in the development of new and existing industry standards.

    As of February 29, 2000, the research and development staff consisted of 42 employees. Our research and development efforts are focused on standard function development and integration, device architecture, development tools and foundry process development. Our standard function development and integration personnel create circuit designs for inclusion in our ESP products. They also evaluate circuit designs by third parties for inclusion in our ESP products and integrate those circuit designs with our FPGA technology. Our device architecture personnel develop new and improved architectures for our FPGA and ESP products to better serve the needs of our customers. Our software engineering group develops place and route tools, which fit the design into specific logic cell elements within a device and determine the necessary interconnections. They also develop delay modeling tools, which estimate the timing of all the circuit paths for accurate simulation. The software group incorporates third-party software tools into the QuickWorks design software suite, and develops the design libraries needed for the QuickWorks and QuickTools products to integrate with third-party design environments. Our process engineering group maintains our proprietary wafer manufacturing processes, oversees product manufacturing and process development with our third-party foundries, and is involved in ongoing process improvements to increase yields and optimize device characteristics.

    Our research and development expense for 1997, 1998 and 1999 were $6.2 million, $6.3 million and $7.4 million, respectively. We anticipate that we will continue to commit substantial resources to research and development in the future.

MANUFACTURING

    We have established close relationships with third-party manufacturers for our wafer fabrication, package assembly, test and programming requirements to ensure stability in the supply of our products and minimize the risk of localized capacity constraints.

    We outsource all of our wafer manufacturing to Taiwan Semiconductor Manufacturing Company at its Taiwan facilities and Cypress Semiconductor Corporation at its Round Rock, Texas facility. TSMC manufactures our pASIC 3, QuickRAM and QuickPCI product families using a four-layer metal, 0.35 micron CMOS process on eight-inch wafers. Cypress manufactures our pASIC 1 and pASIC 2 product families using a three-layer metal, 0.65 micron CMOS process on six-inch wafers. Our foundry agreement with TSMC is effective through August 2002 with successive automatic one-year renewal terms. We have committed to purchase approximately $9.4 million under this agreement in 2000. We recently amended our foundry agreement with Cypress to extend the term through 2005. Each of our foundry agreements guarantee capacity availability and provide for volume commitments. We purchase all of our pASIC 1 and pASIC 2 requirements from Cypress. TSMC's manufacturing commitment is based upon our forecasted requirements. TSMC requires that we purchase a minimum percentage of our total production requirements in any one year from them.

    We outsource our product packaging, test and programming to Amkor and ChipPAC at their South Korea facilities and to Advanced Semiconductor Engineering at its Taiwan facility.

COMPETITION


    The semiconductor industry is intensely competitive and is characterized by constant technological change, rapid rates of product obsolescence and price erosion. Our existing competitors include suppliers of conventional standard products, such as PLX Technology and Applied Micro Circuits Corporation, or AMCC; suppliers of complex programmable logic devices, or CPLDs, including Lattice Semiconductor and Altera; and suppliers of FPGAs, particularly Xilinx and Actel. The PLD market is dominated by Xilinx and Altera, which together control over 60% of the market, according to inSearch

Research, a semiconductor market research firm. Xilinx dominates the FPGA segment of the market while Altera dominates the CPLD segment of the market. We also face competition from companies that offer standard gate arrays, which can be obtained at a lower cost for high volumes and may have gate densities and performance equal or superior to our products. As we introduce additional ESPs, we will also face competition from standard product manufacturers who are already servicing or who may decide to enter the markets addressed by these new ESP devices. In addition, we expect significant competition in the future from major domestic and international semiconductor suppliers. We also may face competition from suppliers of products based on new or emerging technologies.


    We believe that important competitive factors in our market are length of development cycle, price, performance, installed base of development systems, adaptability of products to specific applications, ease of use and functionality of development system software, reliability, technical service and support, wafer fabrication capacity and sources of raw materials, and protection of products by effective utilization of intellectual property laws.

TECHNOLOGY

    We believe that our FPGA and ESP products have distinct advantages over traditional FPGA solutions and multiple chip solutions combining FPGAs and ASSPs with regard to speed, design flexibility, cost and time-to-market. Our key technologies are the ViaLink programmable metal technology, pASIC architectures, and the QuickWorks and QuickTools design software.

    VIALINK PROGRAMMABLE METAL TECHNOLOGY. Our ViaLink programmable metal technology embeds programmable switches between the metal layers of a device without consuming silicon surface area. As a result, we are able to provide a programmable switch at every intersection in the wire grid. The abundance of programmable switches allows for more complex paths between logic cells and facilitates full utilization of an FPGA's logic cells and input/output pins. As a consequence, system designers using QuickLogic FPGAs can be assured that their design can consume all of the logic capacity of the FPGA and will have enough resources to route their signals in very complex designs. Changes in our customers' designs will not move the positions of their inputs and outputs. The programming resources of our FPGAs allow designers to select smaller, less expensive QuickLogic FPGAs to implement their designs as opposed to customary SRAM-based FPGAs. In addition, our ViaLink technology also features lower resistance and capacitance than competing programming technologies, thereby optimizing the device's performance.

    PASIC ARCHITECTURE. Our FPGA device architecture consists of logic cells, routing wires and interconnect switches. Our pASIC logic cell is optimized to efficiently implement a wide range of logic functions at high speed. Each cell can implement one large function, five smaller independent functions, or any combination in-between. The logic cell has abundant inputs that allow many user functions to be implemented with a single logic delay, resulting in high performance. The flexibility of the pASIC architecture is especially important for designs synthesized from hardware design languages. The pASIC architecture gives logic synthesis tools the needed degrees of freedom for high logic utilization without sacrificing performance.

    QUICKWORKS AND QUICKTOOLS DESIGN SOFTWARE. Our comprehensive QuickWorks design software provides high-level design entry, schematic capture, logic synthesis, functional and timing simulation, placement and routing on the Windows operating system. QuickWorks incorporates standard design languages, Verilog and VHDL, and leading third-party software to integrate with all leading third-party design environments to support our pASIC products. A derivative product, called QuickWorks-Lite, offers basic design entry via schematic capture along with place and route free to designers. QuickTools is QuickLogic's place and route software for UNIX platforms. These tools optimize designs for device utilization and in-system operation speed and create an output file which allows users to transfer their designs to our programmable devices.

INTELLECTUAL PROPERTY

    Our future success and competitive position depend upon our ability to obtain and maintain the proprietary technology used in our principal products. We hold 67 U.S. patents and have 22 pending applications for additional U.S. patents containing claims covering various aspects of programmable integrated circuits, programmable interconnect structures and programmable metal devices. In addition, we have three patent applications pending in Japan. Our issued patents expire between 2009 and 2018. We have also registered six of our trademarks in the U.S. with applications to register an additional two trademarks now pending.

    Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent protection for our products. The process of seeking patent protection can be long and expensive, and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. Furthermore, others may develop technologies that are similar or superior to our technology or design around the patents we own.

    We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. However, employees may breach these agreements, and we may not have adequate remedies for any breach. In any case, others may come to know about or determine our trade secrets through a variety of methods. In addition, the laws of certain territories in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as do the laws of the United States.

    In March 1997, we entered into a patent cross-license agreement with Cypress, whereby we granted Cypress a nonexclusive license to our patents and intellectual property rights in exchange for Cypress' nonexclusive license to their programmable logic technology patents. In August 1998, we also entered into a patent cross-license agreement with Actel pursuant to which we have each granted the other a nonexclusive license to certain of our respective programmable logic device technology patents. We anticipate that we will continue to enter into licensing arrangements in the future; however, it is possible that desirable licenses will not be available to us on commercially reasonable terms. If we lose existing licenses to key technology, or are unable to enter into new licenses which we deem important, it could materially harm our business.

    From time to time, we receive letters alleging patent infringement or inviting us to take a license to other parties' patents. We evaluate these letters on a case-by-case basis. In September 1999, we received an offer to license a patent related to field programmable gate array architecture. It is too early for us to determine whether this license would be necessary or useful and obtainable at a reasonable price. Offers such as these may lead to litigation if we reject the opportunity to obtain the license.

    We have entered into technology license agreements with third parties which give those parties the right to use patents and other technology developed by us, and which give us the right to use patents and other technology developed by them. The failure to obtain a license from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the technology. Litigation could result in significant expenses to us, adversely affect sales of the challenged product or technology and divert the efforts of our technical and management personnel, whether or not the litigation is determined in our favor. In the event of an adverse result in any litigation, we could be required to pay substantial damages, cease the manufacture, use, sale or importation of infringing products, expend significant resources to develop or acquire non-infringing technology, and discontinue the use of processes requiring the infringing technology or obtain licenses to the infringing technology. We may not be successful in the development or acquisition, or the necessary licenses may not be available under reasonable terms, and any development, acquisition or license could require expenditures by us of substantial time and other resources. Any of these developments would have a material adverse effect on our business. We may be unable to adequately protect our intellectual property rights, and may face significant expenses as a result of future litigation.

EMPLOYEES

    As of February 29, 2000, we had a total of 155 employees worldwide, with 43 people in operations, 42 people in research and development, 25 people in sales, 17 people in marketing, 24 people in administration and four people in management information systems. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union, and we believe our employee relations are good.

FACILITIES

    Our principal administrative, sales, marketing, research and development and final testing facility is located in a building of approximately 42,624 square feet in Sunnyvale, California. This facility is leased through 2003 with an option to renew through 2006. In addition, we lease sales offices near London and in Hong Kong and an engineering office in Hillsborough, Oregon. The London office is leased through September 2004, and the Hong Kong office is leased on a month-to-month basis. The Hillsborough office is leased through December 31, 2000. We believe that our existing facilities are adequate for our current needs.

LITIGATION


    On March 29, 2000, Unisys Corporation filed suit against us in the U.S. District Court for the Northern District of California alleging infringement of three patents believed to be owned by Unisys. These patents relate to the manufacture of integrated circuits. We are currently investigating the claims alleged by Unisys. We believe we have meritorious defenses against these claims and intend to vigorously defend against them. However, litigation is subject to inherent uncertainties, and it is too early to ascertain the outcome.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


    The following table sets forth certain information concerning our current executive officers and directors as of the date of this prospectus:


NAME                                          AGE                     POSITION(S)
----                                        --------                  -----------
E. Thomas Hart............................     58      President, Chief Executive Officer and
                                                       Director
John M. Birkner...........................     56      Vice President, Chief Technical Officer
Michael R. Brown..........................     50      Vice President, Worldwide Sales
Andrew K. Chan............................     49      Vice President, Research and Development
Hua-Thye Chua.............................     64      Vice President, Process Technology and
                                                       Director
Reynold W. Simpson........................     51      Vice President, Operations
Bill J. Smithson..........................     57      Vice President, Engineering
Arthur O. Whipple.........................     52      Vice President, Finance, Chief Financial
                                                       Officer and Secretary
Ronald D. Zimmerman.......................     51      Vice President, Human Resources
Irwin Federman............................     64      Chairman of the Board of Directors
Donald P. Beadle..........................     64      Director
Michael J. Callahan.......................     64      Director

    E. THOMAS HART has served as our President, Chief Executive Officer and a member of our board of directors since June 1994. Prior to joining QuickLogic, Mr. Hart was Vice President and General Manager of the Advanced Networks Division at National Semiconductor, a semiconductor manufacturing company, where he worked from September 1992 to June 1994. Prior to joining National Semiconductor Corporation, Mr. Hart was a private consultant from February 1986 to September 1992 with Hart Weston International, a technology-based management consulting firm. Mr. Hart holds a B.S.E.E. from the University of Washington.

    JOHN M. BIRKNER, a co-founder of QuickLogic, has served with us since
April 1988, serving as Vice President, Chief Technical Officer since 1993. From September 1975 to June 1986, Mr. Birkner was a fellow at Monolithic Memories, a semiconductor manufacturing company. Mr. Birkner holds a B.S.E.E. from the University of California, Berkeley and an M.S.E.E. from the University of Akron.

    MICHAEL R. BROWN has served as our Vice President, Worldwide Sales since January 1999. From 1984 until January 1999, he was employed by Hitachi America, a semiconductor manufacturing company, in a variety of sales management positions, most recently as the Vice President of Sales for the Americas.
Mr. Brown holds a B.A. in Kinesiology/Psychology from California State University, Northridge and attended the U.S. Navy Aviation Electronics School. Mr. Brown holds a certificate in Advanced Management from Stanford University.

    ANDREW K. CHAN, a co-founder of QuickLogic, has served with us since
April 1988, most recently as Vice President, Research and Development. Prior to joining QuickLogic, Mr. Chan was a design engineering manager at Monolithic Memories. Mr. Chan holds a B.S.E.E. in Electrical Engineering from Washington State University and an M.S.E.C. in Electrical Sciences from the University of New York, Stonybrook.

    HUA-THYE CHUA, a co-founder of QuickLogic, has served as a member of our board of directors since QuickLogic's inception in April 1988. Since
December 1996, Mr. Chua has served as our Vice President, Process Technology. He served as our Vice President of Technology Development from April 1989 to December 1996. During the prior 25 years, Mr. Chua worked at semiconductor manufacturing companies, including Fairchild Semiconductor, Intel and Monolithic Memories.

Mr. Chua holds a B.S.E.E. from Ohio University and an M.S.E.E. from the University of California, Berkeley.

    REYNOLD W. SIMPSON has served as our Vice President, Operations since August 1997. From February 1996 to July 1997, Mr. Simpson was Vice President of Manufacturing at GateField, a semiconductor manufacturing company. Prior to joining GateField, Mr. Simpson was Operations Manager at LSI Logic, a semiconductor manufacturing company, from March 1990 to February 1996 and Quality Director from February 1989 to March 1990. Mr. Simpson holds a Mechanical Engineering Certificate from the Coatbridge Polytechnic Institute in Scotland, a degree in Technical Horology (Mechanical Engineering) from the Barmulloch Polytechnic Institute in Scotland and studied for a degree in Electronic Engineering at the Kingsway Polytechnic Institute in Scotland.

    BILL J. SMITHSON has served as our Vice President, Engineering since September 1999. From April 1991 to September 1999, Mr. Smithson was Vice President, Semiconductor Technology at Adaptec Inc., a developer and manufacturer of input/output technology products. From 1987 to 1990, Mr. Smithson was Division Director, Integrated Circuit Research and Development at Data General Corporation, a semiconductor corporation. Mr. Smithson has also held senior management positions at other semiconductor companies, including VLSI Technology, Inc., National Semiconductor Corporation, and Motorola, Inc. Mr. Smithson holds a B.S.E.E. from the University of Missouri at Rolla, an M.S.E.E. from Arizona State University and an M.B.A. from Santa Clara University.


    ARTHUR O. WHIPPLE has served as our Vice President, Finance, Chief Financial Officer and Secretary since April 1998. From April 1994 to April 1998,
Mr. Whipple was employed by ILC Technology, a manufacturer of high performance lighting products, as its Vice President of Engineering and by its subsidiary, Precision Lamp, a manufacturer of high-performance lighting products, as its Vice President of Finance and Operations. From February 1990 to April 1994,
Mr. Whipple served as the President of Aqua Design, a privately-held provider of water treatment services and equipment. Mr. Whipple holds a B.S.E.E. from the University of Washington and an M.B.A. from Santa Clara University.


    In May 1990, Mr. Whipple reached a settlement with the SEC in connection with an action brought by the SEC concerning the accounting treatment for certain revenue reflected in the financial statements of URS Corporation, then known as Thortec, in 1986 and 1987. Mr. Whipple was Vice President and Treasurer at URS Corporation during that period. Mr. Whipple consented to the entry of an injunction with the SEC without admitting or denying any of the SEC's allegations, and there was no adjudication or findings of fact. The injunction bars Mr. Whipple from aiding and abetting the filing of any report with the SEC that contains an untrue statement of material fact and aiding and abetting the failure to keep accurate and fair books and records. Our Audit Committee conducted a detailed investigation into Mr. Whipple's involvement in the matter, and concluded that nothing concerning that matter affects Mr. Whipple's integrity or ability to serve as our Chief Financial Officer.

    RONALD D. ZIMMERMAN has served as our Vice President, Human Resources since October 1996. From August 1988 to October 1996, Mr. Zimmerman was Human Resources Director of the Analog Products Group at National Semiconductor Corporation, as well as group human resources director of the corporate technology and quality/reliability organizations and the human resources director of corporate administration. Mr. Zimmerman holds a B.A. in Sociology and Psychology and an M.A. in Psychology from San Jose State University.

    IRWIN FEDERMAN has served as chairman of our board of directors since September 1989. Mr. Federman has been a general partner of U.S. Venture Partners, a venture capital company, since 1990. From 1988 to 1990, he was a Managing Director of Dillon Read & Co., an investment banking firm, and a general partner in its venture capital affiliate, Concord Partners.
Mr. Federman serves on the boards of directors of the following public companies: TelCom Semiconductor, a semiconductor company; SanDisk, a semiconductor company; Western Digital, a disk drive manufacturer; Komag, a thin film media manufacturer; NeoMagic, a developer of multimedia accelerators; and Check Point

Software Technologies, a network security software company. Mr. Federman holds a B.S. in Economics from Brooklyn College, is a Certified Public Accountant, and holds an honorary Doctorate of Engineering Science from Santa Clara University.

    DONALD P. BEADLE has served as a member of our board of directors since
July 1997. Since June 1994, Mr. Beadle has been President of Beadle Associates, a consulting firm. From May 1997 to July 1997, Mr. Beadle was a consultant at Interwave Communications, a developer of microcell systems, where he served as Acting Vice President of Sales and Sales Operations. From October 1994 to December 1996, he was a consultant for Asian business development at National Semiconductor. At National Semiconductor, he was Managing Director, Southeast Asia from 1993 until June 1994, Vice President of Worldwide Marketing and Sales, International Business Group from 1987 until 1993, and Managing Director, Europe from 1982 to 1986. Mr. Beadle was employed by National Semiconductor in executive sales and marketing positions for 34 years until June 1994, at which time he was Executive Vice President, Worldwide Sales and Marketing. Mr. Beadle serves on the board of directors of one public company, HMT Technology, a disk media manufacturer. He received his technical education at the University of Connecticut and the Bridgeport Institute of Engineering.

    MICHAEL J. CALLAHAN has served as a member of our board of directors since July 1997. Since March 1990, Mr. Callahan has served as Chairman of the Board, President and Chief Executive Officer of Waferscale Integration, a producer of peripheral integrated circuits. From 1987 to March 1990, Mr. Callahan was President of Monolithic Memories, or MMI, which became a subsidiary of Advanced Micro Devices, a semiconductor manufacturing company, or AMD. Also during this time, he was Senior Vice President of Programmable Products at AMD. From 1978 to 1987, Mr. Callahan held a number of positions at MMI including Vice President of Operations and Chief Operating Officer. Prior to joining MMI, he worked at Motorola Semiconductor, a semiconductor manufacturing company, for 16 years where he was Director of Research and Development as well as Director of Linear Operations. Mr. Callahan holds a B.S.E.E. from the Massachusetts Institute of Technology.

EXECUTIVE OFFICERS

    Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.

BOARD OF DIRECTORS

    We currently have authorized five directors. Our directors consist of Messrs. Beadle, Callahan, Chua, Federman and Hart. All directors hold office until the next annual meeting of stockholders or until their successors are duly qualified and elected. Our certificate of incorporation provides that, as of the first annual meeting of stockholders following our initial public offering, our board of directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Messrs. Beadle and Callahan have been designated as Class I directors, whose term expires at the 2000 annual meeting of stockholders; Messrs. Chua and Federman have been designated as Class II directors, whose term expires at the 2001 annual meeting of stockholders; and Mr. Hart has been designated as a Class III director, whose term expires at the 2002 annual meeting of stockholders.

BOARD COMMITTEES

    Our board of directors has an audit committee and a compensation committee.

    AUDIT COMMITTEE. The audit committee was formed in June 1995 and currently consists of Messrs. Beadle, Callahan and Federman. The audit committee reviews the results and scope of the annual audit and other services provided by our independent accountants, reviews and evaluates our internal control functions and monitors financial transactions between us and our employees, officers and directors.

    COMPENSATION COMMITTEE. The compensation committee was formed in June 1995 and currently consists of Messrs. Beadle, Callahan and Federman. The compensation committee administers the 1989 stock option plan, 1999 stock plan and 1999 employee stock purchase plan, and reviews the compensation and benefits for our executive officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the compensation committee or executive officer of QuickLogic has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

DIRECTOR COMPENSATION

    Our non-employee directors are reimbursed for their out-of-pocket expenses incurred in connection with attending board and committee meetings but are not compensated for their services as board members. We have in the past granted to our non-employee directors options to purchase our common stock pursuant to the terms of our 1989 stock option plan. We intend to grant to our non-employee directors options to purchase our common stock pursuant to the terms of our 1999 stock plan. See "--Benefit Plans."

EXECUTIVE COMPENSATION

    The following table sets forth the compensation earned for services rendered to us in all capacities for the fiscal years ended December 31, 1998 and 1999 by our chief executive officer and each of the next four most highly compensated executive officers whose aggregate cash compensation exceeded $100,000 during the year ended December 31, 1999. We refer to these persons as the "named executive officers" elsewhere in this prospectus.

                           SUMMARY COMPENSATION TABLE


                                                                            LONG-TERM
                                                                           COMPENSATION
                                                               ANNUAL      ------------
                                                            COMPENSATION    SECURITIES
                                                            ------------    UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION                   FISCAL YEAR      SALARY        OPTIONS      COMPENSATION
---------------------------                   -----------   ------------   ------------   ------------
E. Thomas Hart..............................     1999         $298,014        233,333        $13,198
  President, Chief Executive Officer and         1998          269,208        166,667         12,693
    Director

Arthur O. Whipple...........................     1999          168,795         50,000             --
  Vice President, Finance, Chief Financial       1998           99,007        108,333             --
    Officer and Secretary

Michael R. Brown............................     1999          200,000        216,667          8,250
  Vice President, Worldwide Sales                1998               --             --             --

Reynold W. Simpson..........................     1999          200,043        100,000             --
  Vice President, Operations                     1998          180,868         41,667             --

Ronald D. Zimmerman.........................     1999          191,375         15,000             --
  Vice President, Human Resources                1998          177,162             --             --


    A portion of each executive officer's salary is dependent upon their meeting of certain sales, gross margin and other management objectives.

    Mr. Brown commenced employment with us on January 26, 1999. His salary in 1999, on an annualized basis, was $225,000.

    The amounts listed under the column captioned "All Other Compensation" represent automobile allowances we have given to Mr. Hart and Mr. Brown.

                       OPTION GRANTS IN FISCAL YEAR 1999

    The following table sets forth certain information with respect to stock options granted to each of our named executive officers during the fiscal year ended December 31, 1999.

                                                       INDIVIDUAL GRANTS
                                        ------------------------------------------------   POTENTIAL REALIZABLE VALUE
                                                     PERCENT OF                              AT ASSUMED ANNUAL RATES
                                        NUMBER OF      TOTAL                                     OF STOCK PRICE
                                        SECURITIES    OPTIONS                                APPRECIATION FOR OPTION
                                        UNDERLYING    GRANTED     EXERCISE                            TERM
                                         OPTIONS         TO       PRICE PER   EXPIRATION   ---------------------------
NAME                                     GRANTED     EMPLOYEES      SHARE        DATE           5%            10%
----                                    ----------   ----------   ---------   ----------   ------------   ------------
E. Thomas Hart........................   233,333        14.36%     $13.62      10/19/09     $1,999,664     $5,065,659
Arthur O. Whipple.....................    50,000         3.08       13.62      10/19/09        428,500      1,085,500
Michael R. Brown......................   166,667        10.26        4.86       1/26/09        510,001      1,291,669
                                          50,000         3.08       13.62      10/19/09        428,500      1,085,500
Reynold W. Simpson....................   100,000         6.16       13.62      10/19/09        857,000      2,171,000
Ronald D. Zimmerman...................    15,000         0.92       13.62      10/19/09        128,550        325,650

    In the last fiscal year, we granted options to purchase an aggregate of 1,624,000 shares. Options to purchase shares generally vest at the rate of 12.5% after six months of service from the date of grant, and 6.25% at the end of each three-month period thereafter. Options have a term of ten years but may terminate before their expiration dates if the optionee's status as an employee is terminated or upon the optionee's death or disability.

    The amounts disclosed in the column captioned "Exercise Price Per Share" represent the fair market value of the underlying shares of common stock on the dates the respective options were granted as determined by our board of directors.

    With respect to the amounts disclosed in the column captioned "Potential Realizable Value At Assumed Annual Rates Of Stock Price Appreciation For Option Term," the 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. The potential realizable values are calculated by assuming that the exercise price per share was the fair market value of our common stock at the time of grant, that the common stock appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of the option term at the appreciated price.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

    The following table sets forth certain information concerning the number and value of unexercised options held by each of the named executive officers on December 31, 1999. No options were exercised by the named executive officers in 1999.

    Options generally vest at the rate of 12.5% after six months of service from the date of grant, and 6.25% at the end of each three-month period thereafter.

    The value of "In-the-Money" stock options represents the positive spread between the exercise price of stock options and the fair market value of the underlying shares of $16.50 per share on December 31, 1999.

                                                   NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                        UNDERLYING                   IN-THE-MONEY
                                                  UNEXERCISED OPTIONS AT              OPTIONS AT
                                                     DECEMBER 31, 1999             DECEMBER 31, 1999
                                                ---------------------------   ---------------------------
NAME                                            EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                            -----------   -------------   -----------   -------------
E. Thomas Hart................................    520,833        379,166      $7,913,125     $2,468,874
Arthur O. Whipple.............................     39,063        119,271         468,750        975,250
Michael R. Brown..............................     31,250        185,417         363,750      1,720,250
Reynold W. Simpson............................     68,229        173,438         818,750      1,169,250
Ronald D. Zimmerman...........................     59,583         38,750         901,875        391,325

LIMITATIONS ON LIABILITY AND INDEMNIFICATION

    Our bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers, employees and other agents to the fullest extent permitted by Delaware law. Our bylaws allow us to enter into indemnification agreements with our directors and officers and to purchase insurance for any person whom we are required or permitted to indemnify. We have obtained a policy of directors' and officers' liability insurance that insures such persons against the cost of defense, settlement or payment of a judgment under certain circumstances.

    We have entered into agreements with our directors and executive officers regarding indemnification. Under these agreements we will indemnify them against amounts actually and reasonably incurred in connection with an actual, or a threatened, proceeding if any of them may be made a party because of their role as one of our directors or officers. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we are obligated to pay these amounts only if the officer or director had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

    In addition, our certificate of incorporation filed in connection with this offering provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. This provision does not eliminate a director's duty of care. Each director will continue to be subject to liability for:

    - breach of the director's duty of loyalty to us,

    - acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,

    - acts or omissions that the director believes to be contrary to our best interests or our stockholders,

    - any transaction from which the director derived an improper personal benefit,

    - improper transactions between the director and us, and

    - for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

    There is no pending litigation or proceeding involving any of our directors or officers for which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

BENEFIT PLANS

1989 STOCK OPTION PLAN


    Our 1989 stock plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for the granting to employees, directors and consultants of nonstatutory stock options. As of April 5, 2000, options to purchase an aggregate of 2,757,007 shares of common stock were outstanding under our 1989 plan. Our board of directors has determined that no further options will be granted under the 1989 plan. The 1989 plan provides that in the event of a merger of QuickLogic with or into another corporation, each outstanding option will be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the QuickLogic options, the QuickLogic options will terminate as of the closing of the merger.


1999 STOCK PLAN


    Our 1999 stock plan was adopted by our board of directors in August 1999 and was approved by the stockholders in September 1999. As of April 5, 2000, options to purchase an aggregate of 533,333 shares of common stock were outstanding under our 1999 stock plan.


    The 1999 stock plan provides for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants.

    The total shares of common stock currently reserved for issuance under the 1999 stock plan equals:

    - 5,000,000 shares of common stock; and

    - any shares returned to the 1989 stock option plan as a result of termination of options under such plan.

    In addition, annual increases will be added to the 1999 stock plan equal to the lesser of 5,000,000 shares, or 5% of the outstanding shares or such lesser amount as provided by the board of directors.

    Unless terminated sooner, the 1999 stock plan will terminate automatically ten years from its effective date.

    The administrator of our 1999 stock plan has the power to determine:

    - the terms of the options or stock purchase rights granted, including the exercise price of the option or stock purchase right;

    - the number of shares subject to each option or stock purchase right;

    - the exercisability of each option or stock purchase right; and

    - the form of consideration payable upon the exercise of each option or stock purchase right.

    In addition, the board has the authority to amend, suspend or terminate the 1999 stock plan, so long as no such action affects any shares of common stock previously issued and sold or any option previously granted under the plan. The maximum number of shares each optionee may be granted during a fiscal year is 1,000,000 shares. In addition, in connection with an optionee's initial employment with us, such optionee may be granted an option covering an additional 1,000,000 shares.

    Options and stock purchase rights granted under our 1999 stock plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee and only by such optionee. Options granted under the 1999 stock plan must generally be exercised within three months after the end of optionee's status as an employee, director or consultant of QuickLogic, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term.

    In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement shall grant QuickLogic a repurchase option exercisable after the purchaser's employment or consulting relationship with QuickLogic has ended for any reason, including death or disability. The purchase price for shares repurchased pursuant to the restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to QuickLogic. The repurchase option shall lapse at a rate determined by the administrator.

    The exercise price of all incentive stock options granted under the 1999 stock plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under the 1999 stock plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must at least equal 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1999 stock plan may not exceed ten years.

    The 1999 stock plan provides that in the event that we merge with or into another corporation, or sell substantially all of our assets, each option and stock purchase right shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the option holder will fully vest in and have the right to exercise the option or stock purchase right as to all of the optioned stock, including shares as to which the holder would not otherwise be entitled to exercise. If an option or stock purchase right becomes exercisable in full in the event of a merger or sale of assets, the administrator shall notify the optionee that the option or stock purchase right shall be fully exercisable for a period of 15 days from the date of such notice, and the option or stock purchase right will terminate upon the expiration of such period.

1999 EMPLOYEE STOCK PURCHASE PLAN

    Our 1999 employee stock purchase plan was adopted by our board of directors in August 1999, and was approved by the stockholders in September 1999. A total of 2,000,000 shares of our common stock has been reserved for issuance under the 1999 purchase plan, plus annual increases equal to the lesser of: 1,500,000 shares, or 4% of the outstanding shares on such date or a lesser amount as provided by the board. As of the date of this prospectus, no shares have been issued under the 1999 purchase plan.

    The 1999 purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after April 1 and October 1 of each year, except for the first such offering period which commenced on the first trading day on or after the effective date of this offering and ends on the last trading day on or before September 30, 2001. The Board has the power to change the duration of the offering periods.

    Employees are eligible to participate if they are in our employ for at least 20 hours per week and more than five months in any calendar year. However, employees may not be granted an option to purchase stock under the 1999 purchase plan if they either:

    - immediately after grant, own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

    - hold rights to purchase stock under all our employee stock purchase plan which accrue at a rate which exceeds $25,000 worth of stock for each calendar year.

    The 1999 purchase plan permits participants to purchase our common stock through payroll deductions of up to 20% of their total compensation. The maximum number of shares a participant may purchase during a single purchase period is 20,000 shares.

    Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 1999 purchase plan is generally 85% of the lower of the fair market value of the common stock either at the beginning or at the end of the offering period.

    In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with QuickLogic.

    Rights granted under the 1999 purchase plan are not transferable by a participant other than upon death or by a special determination by the plan administrator. The 1999 purchase plan provides that if we merge with or into another corporation or sell substantially all of our assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set.

    Our board of directors has the authority to amend or terminate the 1999 purchase plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 1999 purchase plan, provided that the board of directors may terminate an offering period on any exercise date if the board determines that the termination of the 1999 purchase plan is in the best interests of QuickLogic and its stockholders. Notwithstanding anything to the contrary, the board of directors may in its sole discretion amend the 1999 purchase plan to the extent necessary and desirable to avoid unfavorable financial accounting consequences by altering the purchase price for any offering period, shortening any offering period or allocating remaining shares among the participants. Unless sooner terminated by our board of directors, the 1999 purchase plan will terminate automatically ten years from its effective date.

                              CERTAIN TRANSACTIONS

SERIES F PREFERRED FINANCING

    In November 1996 and January 1997, we sold 1,286,020 shares of our Series F convertible preferred stock at a price of $6.96 per share. We sold the shares pursuant to a preferred stock purchase agreement and a registration rights agreement under which we made standard representations, warranties and covenants, and provided the purchasers with registration rights and information rights. See "Description of Capital Stock--Registration Rights." The purchasers of the Series F preferred stock included the following principal stockholders, directors and affiliated entities:

                                                                COMMON      AGGREGATE
                                                              EQUIVALENT    PURCHASE
      STOCKHOLDERS, DIRECTORS AND AFFILIATED ENTITIES           SHARES        PRICE
      -----------------------------------------------         ----------   -----------
Hua-Thye Chua...............................................     16,667    $  116,000
Morgenthaler Venture Partners III...........................     92,014       640,416
New Enterprise Associates and affiliated funds..............    132,048       919,050
Sequoia Capital and affiliated funds........................     35,920       250,000
Technology Venture Investors IV LP and affiliated funds.....    143,679     1,000,000
U.S. Venture Partners and affiliated funds..................     86,207       600,000
Vertex Investments and affiliated funds.....................    215,517     1,500,000

    All shares listed as held by Hua-Thye Chua are held in trust for his children.

CYPRESS TRANSACTION

    We entered into an agreement with Cypress in 1992 to obtain guaranteed fabrication capacity and to secure a second source for our FPGA products. By 1997, wafer fabrication capacity was no longer scarce and we had established a customer base and reputation. Accordingly, we determined that the agreement with Cypress was no longer beneficial to us. In March 1997, we terminated the agreement and entered into a wafer fabrication agreement and cross license agreement. See "Business--Manufacturing." In exchange for the termination and the reversion of the rights to the intellectual property covered by that agreement to us, we also paid Cypress $4.5 million in cash and agreed to issue 3,037,786 shares of our common stock to Cypress, resulting in a charge of approximately $23.0 million in the first quarter of 1997.

    In addition to the amounts paid in connection with the termination of the 1992 agreement, payments to Cypress in connection with our foundry agreements were $13.0 million, $2.7 million and $6.0 million for 1997, 1998 and 1999, respectively.

    Under the terms of the cross-license agreement, Cypress granted us a royalty-free, non-exclusive, non-sublicensable license to make and sell programmable logic products under patents that are currently issued to Cypress or that issue prior to March 2007. We granted a reciprocal right to Cypress under our patents, except that the license does not extend to programmable metal FPGAs or products that are pin-compatible with our existing pASIC 1 and pASIC 2 products. In the event we are acquired, the license continues only as to those products that were commercially available as of the acquisition or subsequently become commercially available within one year after the acquisition. We also licensed to each other rights to use the technology developed under the 1992 agreement.

LOANS TO EXECUTIVE OFFICER

    We have made loans to John Birkner, Vice President, Chief Technical Officer. Mr. Birkner's current loan obligation to us totals $121,000 plus accrued interest of approximately $79,521 at annual rates ranging from 6.7% to 8.5%. This loan is evidenced by demand promissory notes from Mr. Birkner to us, secured by a pledge of shares of QuickLogic stock held by Mr. Birkner. The largest principal amount outstanding under these loans during 1997, 1998 and 1999 was $125,000. These loans were approved by our board of directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of April 5, 2000, as adjusted to reflect the sale of shares offered by:


    - each person known by us to own beneficially more than 5% of our outstanding stock;

    - each of our directors;

    - each named executive officer;

    - all current executive officers and directors as a group; and

    - all other selling stockholders.


    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of April 5, 2000 are deemed outstanding. Percentage of beneficial ownership is based upon 18,196,063 shares of common stock outstanding prior to this offering and 19,696,063 shares of common stock outstanding after this offering based on the number of shares outstanding as of April 5, 2000. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.



    All shares shown below for Messrs. Hart, Whipple, Brown, Simpson, Zimmerman, Beadle and Callahan represent shares issuable upon exercise of stock options. Of the shares shown below for Messrs. Chan and Chua, 64,791 shares represent shares issuable upon exercise of stock options for Mr. Chan and 28,333 shares represent shares issuable upon exercise of stock options for Mr. Chua.

                                                          SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                             OWNED PRIOR TO                         OWNED AFTER
                                                                OFFERING          NUMBER OF           OFFERING
                                                          --------------------   SHARES BEING   --------------------
                NAME OF BENEFICIAL OWNER                   NUMBER     PERCENT      OFFERED       NUMBER     PERCENT
                ------------------------                  ---------   --------   ------------   ---------   --------
Technology Venture Investors (1)........................  1,682,040     9.24%      400,000      1,282,040     6.51%
  3000 Sand Hill Road
  Bldg. 4, Suite 280
  Menlo Park, CA 94025
U.S. Venture Partners (2)...............................  1,406,614     7.73%      575,000        831,614     4.22%
  2180 Sand Hill Road
  Suite 300
  Menlo Park, CA 94025
Vertex Investments (3)..................................  1,360,869     7.48%      650,000        710,869     3.61%
  3 Lagoon Drive, Ste. 220
  Redwood City, CA 94065
Sequoia Capital (4).....................................  1,122,446     6.17%      400,000        722,446     3.67%
  2480 Sand Hill Road, Suite 110
  Menlo Park, CA 94025
Morganthaler Venture Partners (6).......................    821,311     4.51%      300,000        521,311     2.65%
  2780 Sand Hill Road, Suite 280
  Menlo Park, CA 94025
Sutter Hill Ventures....................................    457,998     2.52%        9,209        448,789     2.28%
  755 Page Mill Road, Suite A-200
  Palo Alto, CA 94304
Alta IV Limited Partnership.............................    342,815     1.88%      342,815             --       --
  One Embarcadero Center, Suite 4050
  San Francisco, CA 94111
C.V. Sofinnova Partners Five............................     62,545        *        62,545             --       --
  One Embarcadero Center, Suite 4050
  San Francisco, CA 94111
UST Private Equity Investors Fund, Inc..................    431,035     2.37%      431,035             --       --
  114 W. 47th Street
  New York, NY 10036
E. Thomas Hart..........................................    554,166     3.05%           --        554,166     2.81%
Arthur O. Whipple.......................................     52,604        *            --         52,604        *
Michael R. Brown........................................     52,083        *            --         52,083        *
Andrew K. Chan (7)......................................    216,666     1.19%       15,000        206,666     1.02%
Hua-Thye Chua (8).......................................    196,875     1.08%           --        196,875     1.00%
Reynold W. Simpson......................................     85,937        *            --         85,937        *
Ronald D. Zimmerman.....................................     70,000        *            --         70,000        *
Donald P. Beadle........................................     38,666        *            --         38,666        *
Michael J. Callahan.....................................     30,333        *            --         30,333        *
Irwin Federman (9)......................................         --       --            --             --       --
John Birkner............................................    189,062     1.04%       20,000        169,062        *
Other selling stockholders as a group, each holding less
  than 1% of the outstanding common stock...............     54,887        *        48,674          6,213        *
All current executive officers and directors as a group
  (12 persons)..........................................  1,517,642     8.34%       35,000      1,482,642     7.53%


----------

*   Less than 1% of the outstanding common stock.


(1) Includes 1,596,294 shares held by Technology-IV; 84,131 shares held by Technology Venture Investors-3, L.P.; and 1,615 shares held by TVI Management-3, L.P. The general partners of Technology-IV, Technology Venture Investors-3, L.P. and TVI Management-3, L.P. are Burton McMurty, David Marquardt, John Johnston, Robert Kagle and Mark Wilson, who share voting and investment power of the shares. The general partners disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest in the shares.

(2) Includes 936,454 shares held by U.S. Venture Partners III; 9,755 shares held by U.S.V. Entrepreneur Partners; 45,270 shares held by Second Ventures II, L.P.; 29,264 shares held by Second Ventures Limited Partnership by BHMS Partners III; 372,937 shares held by U.S. Venture Partners IV, L.P.; and 12,934 shares held by U.S.V.P. Entrepreneur Partners II, L.P. The general partner of U.S. Venture Partners III, U.S.V. Entrepreneur Partners, Second Ventures II, L.P. and Second Ventures Limited Partnership by BHMS Partners III is BHMS Partners III, whose general partners consist of William K. Bowes, Jr., Irwin Federman, Steve Krausz and Phil Young. The general partner of U.S. Venture Partners IV, L.P. and U.S.V.P. Entrepreneur Partners II, L.P. is Presidio Management Group IV, L.P., whose general partners consist of William K. Bowes, Jr., Irwin Federman, Steve Krausz and Phil Young. These general partners share voting and investment power of the shares and disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest in the shares.


(3) Includes 1,026,303 shares held by Vertex Investment International
    III, Inc.; 214,824 shares held by Vertex Investment (II) Limited; 95,776 shares held by Vertex Asia Limited; and 23,965 shares held by HWH Investment Pte. Ltd. The general partners of Vertex Investment International
    III, Inc., Vertex Investment (II) Limited, Vertex Asia Limited and HWH Investment Pte. Ltd. are Joo Hock Chua, Joanna Chin, Frank Lee, Christina Lim, Karl Ma, Robert Tsao and Henry Yong, who share voting and investment power of the shares and disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest in the shares.


(4) Includes 1,019,887 shares held by Sequoia Capital V; 55,800 shares held by Sequoia Technology Partners V; 25,740 shares hold by Sequoia XXI; 12,744 shares held by Sequoia XXIV; 5,000 shares held by Sequoia XX; and 3,275 shares held by Sequoia XXIII. The general partners of Sequoia Capital V, Sequoia Technology Partners V, Sequoia XXI, Sequoia XXIV, Sequoia Capital XX and Sequoia XXIII are Pierre Lamond, Gordon Russell, Don Valentine, Michael Moritz and Tom Stephenson, who share voting and investment power of the shares and disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest in the shares.


(5) Includes 858,033 shares held by New Enterprise Associates VI, Limited Partnership and 35,920 shares held by New Venture Partners III L.P. The general partner of New Enterprise Associates VI, Limited Partnership and New Venture Partners III L.P. is NA Partners VI, whose general partners consist of nine individuals who share voting and investment power of the shares and disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest in the shares.

(6) The general partners of Morganthaler Venture Partners are fourteen individuals who share voting and investment power of the shares and disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest in the shares.

(7) Includes 146,667 shares beneficially owned by Mr. Chan as trustee for Andrew Ka-Lab Chan and Amy Shuk-Chun Chan, Trustees or successor(s), U/A of trust dated January 30, 1991; 5,000 shares beneficially owned by Mr. Chan for Michael P. Gamboa, Trustee under Erica H. Chan trust agreement dated
    May 14, 1992; 5,000 shares beneficially owned by Mr. Chan for Michael P. Gamboa, Trustee under Rebecca H. Chan trust agreement dated May 14, 1992; 5,000 shares beneficially owned by Mr. Chan for Michael P. Gamboa, Trustee under Vicki H. Chan trust agreement dated May 14, 1992; 2,500 shares beneficially owned by Mr. Chan for Clement Chan and Susie S.J. Chan, Trustees under Nicholas Chan trust agreement dated July 3, 1997; 2,500 shares beneficially owned by Mr. Chan for Clement Chan and Susie S.J. Chan, Trustees under Phillip Chan trust agreement dated July 3, 1996.

(8) Includes 64,792 shares owned by Mr. Chua; 35,209 shares beneficially owned by Mr. Chua, as trustee for H.T. Chua & Jessie Chua TTEES for the H.T. Chua Trust Agreement dated December 20, 1974; 20,833 shares beneficially owned by Mr. Chua, as custodian for The Bryan Shyang-Ming Chua Trust dated
    December 19, 1975; 20,833 shares beneficially owned by Mr. Chua, as custodian for Caroline Siok-Yau Chua Trust dated December 19, 1975; 20,833 shares beneficially owned by Mr. Chua, as custodian for Cathleen Siok-Syuan Chua Trust dated December 19, 1975; and 20,833 shares beneficially owned by Mr. Chua, as custodian for Christine Siok-Pee Chua Trust dated December 19, 1975.

(9) Excludes 1,406,615 shares held by U.S. Venture Partners. Mr. Federman is a general partner of U.S. Venture Partners. See footnote 2 above.
    Mr. Federman disclaims beneficial ownership of all shares held by U.S. Venture Partners entities except to the extent of his pecuniary interest therein.

                          DESCRIPTION OF CAPITAL STOCK

    We are authorized to issue up to 110,000,000 shares, $0.001 par value, divided into two classes designated, respectively, "common stock" and "preferred stock." Of such shares authorized, 100,000,000 shares are designated as common stock, and 10,000,000 shares are designated as preferred stock.

COMMON STOCK


    As of April 5, 2000, there were 18,196,063 shares of common stock outstanding that were held of record by approximately 322 stockholders. There will be 19,696,063 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options) after giving effect to the sale of common stock offered in this offering. As of April 5, 2000, there are outstanding options to purchase a total of 3,290,340 shares of our common stock under our stock plans.


    The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares voting are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefor, as well as any distributions to the stockholders. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

    Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of QuickLogic. We have no present plan to issue any shares of preferred stock.

REGISTRATION RIGHTS


    Following the closing of this offering, the holders of approximately 5,846,470 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to include their common stock in such registration, subject to certain marketing and other limitations. Beginning six months after the closing of this offering, the holders of at least 30% of these securities, or the holders of a lesser percentage if the amount registered is greater than $5 million, have the right to require us, on not more than two occasions, to file a registration statement under the Securities Act in order to register all or any part of their common stock. We may, in certain circumstances, defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations.

Further, these holders may require us to register all or a portion of their shares on Form S-3, subject to certain conditions and limitations.


ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND
  BYLAWS

    Our certificate of incorporation provides for our board of directors to be divided into three classes, with staggered three-year terms. When this classification is effective, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. However, until this classification of our board of directors is effective, and because our stockholders have no cumulative voting rights, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of the directors. Our certificate of incorporation and bylaws also provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, or special committee thereof, may call a special meeting of stockholders.

    The combination of the classification of our board of directors, when effective, and lack of cumulative voting will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of QuickLogic by replacing our board of directors. Since the board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of QuickLogic.

    These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of QuickLogic. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies approved by it and to discourage certain types of transactions that may involve an actual or threatened change of control of QuickLogic. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

SECTION 203 OF THE DELAWARE CORPORATION LAW

    We are subject to Section 203 of the Delaware Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, with the following exceptions:

    - prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

    - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by certain employee stock plans; or

    - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines business combinations to include the following:

    - any merger or consolidation involving the corporation and the interested stockholder;

    - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

    - subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

    - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

    - the receipt by the interested stockholder of the benefit of any losses, advances, guarantees, pledges or other financial benefits by or through the corporation.

    In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

NASDAQ NATIONAL MARKET LISTING

    Our common stock is listed on The Nasdaq Stock Market's National Market under the symbol "QUIK."

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of this offering, we will have 19,696,063 shares of common stock outstanding based on shares outstanding as of April 5, 2000. Of these shares, approximately 12,421,328 shares including the 4,754,278 shares sold in this offering will be freely transferable without restriction under the Securities Act, unless they are held by our "affiliates" as that term is used under the Securities Act and the regulations promulgated thereunder.



    Of these shares, the remaining 7,274,735 shares were sold by us in reliance on exemptions from the registration requirements of the Securities Act, are restricted securities within the meaning of Rule 144 under the Securities Act and become eligible for sale in the public market as follows:



    - beginning April 12, 2000, 958,664 additional shares will become eligible for sale, subject to the provisions of Rule 144, Rule 144(k) or Rule 701, upon the expiration of lock-up agreements entered into in connection with our initial public offering in October 1999; and



    - beginning 90 days after the effective date of this prospectus, 6,228,365 shares will become eligible for sale subject to the provisions of Rule 144, Rule 144(k) or Rule 701, upon the expiration of lock-up agreements entered into with the underwriters in connection with this offering.


    The underwriters have agreed to release the shares held by selling stockholders to be sold in this offering which are subject to lock-up agreements entered into in connection with our initial public offering in October 1999 in consideration for such selling stockholders entering into new lock-up agreements with respect to their remaining shares for a period of 90 days after the effective date of this prospectus.


    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock (approximately 197,000 shares immediately after this offering), or the average weekly trading volume in the common stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of QuickLogic at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.


    Any of our employees, officers, directors or consultants who purchased his or her shares prior to the date of completion of this offering or who holds vested options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding-period restrictions.


    Concurrently with this offering, we will file three separate registration statements on Form S-8 under the Securities Act to register outstanding options to purchase common stock and shares of common stock reserved for issuance under the 1989 stock option plan, 1999 stock option plan and 1999 employee stock purchase plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statement will become effective immediately upon filing. As of April 5, 2000, options to purchase a total of 533,333 shares were outstanding and 4,666,667 shares were reserved for future issuance under our 1999 stock option plan; options to purchase a total of 2,757,007 shares were outstanding and no shares were reserved for future issuance under our 1989 stock option plan; and 2,000,000 shares were reserved for issuance under our employee stock purchase plan. All such options are subject to lock-up agreements.



    Upon completion of this offering, the holders of 5,846,470 shares of our common stock or their transferees, will be entitled to various rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., Bear, Stearns & Co., Inc., J.P. Morgan Securities Inc. and SoundView Technology Group, Inc., have severally agreed with us and the selling stockholders, subject to the terms and conditions of the underwriting agreement, to purchase from us and the selling stockholders the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.


                                                                       NUMBER OF
                        UNDERWRITERS                                    SHARES
                        ------------                          ---------------------------
FleetBoston Robertson Stephens Inc..........................
Bear, Stearns & Co. Inc.....................................
J.P. Morgan Securities Inc..................................
SoundView Technology Group, Inc.............................
                                                              ---------------------------
                                                              4,754,278
                                                              ===========================


    The representatives have advised us and the selling stockholders that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession of not in excess of $ per
share, of which $           may be reallowed to other dealers. After this
offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us or the selling stockholders as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

    The representatives have advised us that the underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

OVER-ALLOTMENT OPTION


    We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 713,141 additional shares of common stock at the same price per share as we and the selling stockholders will receive for the 4,754,278 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.


    The following table summarizes the total compensation to be paid to the underwriters by us and the selling stockholders who have granted us this option:

                                                                       WITHOUT OVER-   WITH OVER-
                                                           PER SHARE     ALLOTMENT      ALLOTMENT
                                                           ---------   -------------   -----------
Underwriting discounts and commissions paid by us........
Underwriting discounts and commissions paid by the
  selling stockholders...................................

    We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1,000,000.

INDEMNITY

    The underwriting agreement contains covenants of indemnity among the underwriters, us and the selling stockholders against various civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

LOCK-UP AGREEMENTS

    Each executive officer and director and certain other holders of our common stock have agreed, during the period of 90 days after the effective date of this prospectus, subject to specified exceptions including pursuant to our 1999 employee stock purchase plan, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by these holders or with respect to which they have the power of disposition, without the prior written consent of FleetBoston Robertson
Stephens Inc. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion, at any time or from time to time, without notice, release all or any portion of securities subject to the lock-up agreements.

    In addition, we have agreed that during the lock-up period we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., subject to various exceptions, consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options and the issuance of options under existing stock option and incentive plans provided that those options do not vest prior to the expiration of the lock-up period. See "Shares Eligible for Future Sale."

LISTING

    The common stock is currently quoted on The Nasdaq Stock Market's National Market under the trading symbol "QUIK."

STABILIZATION


    The representatives of the underwriters have advised us that pursuant to Regulation M under the Securities and Exchange Act of 1934, some persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the underwriters in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.


ELECTRONIC PROSPECTUS

    A prospectus in electronic format is being made available on an Internet web site maintained by Wit Capital Corporation, an affiliate of SoundView Technology Group, Inc. Other than the prospectus in electronic format, the information on this web site and any information contained on any other web site maintained by Wit Capital Corporation is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter and should not be relied upon by investors.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Orrick, Herrington & Sutcliffe LLP, Menlo Park, California. As of the date of this prospectus, WS Investment Company, an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, as well as certain individual attorneys of that firm, beneficially own an aggregate of 19,596 shares of QuickLogic common stock.

                                    EXPERTS

    The consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including the exhibits, schedules and amendments to the registration statement, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy all or any portion of the registration statement or any other information we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Commission's Web site at http://www.sec.gov.

    We intend to furnish our stockholders with annual reports containing audited consolidated financial statements and with quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

                             QUICKLOGIC CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................    F-2

Consolidated Balance Sheet as of December 31, 1998 and
  1999......................................................    F-3

Consolidated Statement of Operations for the Years Ended
  December 31, 1997, 1998 and 1999..........................    F-4

Consolidated Statement of Stockholders' Equity (Deficit) for
  the Years Ended December 31, 1997, 1998 and 1999..........    F-5

Consolidated Statement of Cash Flows for the Years Ended
  December 31, 1997, 1998 and 1999..........................    F-6

Notes to Consolidated Financial Statements..................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of QuickLogic Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Quicklogic Corporation and its subsidiary at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. In addition, in our opinion, the consolidated financial statement schedules listed in the index appearing under item 16(b) on page II-3 present fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
San Jose, California
January 25, 2000

                             QUICKLOGIC CORPORATION

                           CONSOLIDATED BALANCE SHEET

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 7,595    $34,558
  Accounts receivable, net of allowances for doubtful
    accounts and sales returns and allowances of $3,272 and
    $1,305..................................................    2,031      5,543
  Inventory.................................................    2,877      4,349
  Other current assets......................................      730      1,467
                                                              -------    -------
    Total current assets....................................   13,233     45,917
Property and equipment, net.................................    2,892      4,510
Other assets................................................       43         55
                                                              -------    -------
                                                               16,168    $$50,482
                                                              =======    =======

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
  Trade payables............................................  $ 2,204    $ 5,202
  Accrued liabilities.......................................    2,425      2,405
  Deferred income on shipments to distributors..............    4,737      5,026
  Current portion of long-term obligations..................    7,186        716
                                                              -------    -------
    Total current liabilities...............................   16,552     13,349
  Long-term obligations.....................................      591        128
                                                              -------    -------
                                                               17,143     13,477
Commitments and contingencies (Notes 11 and 12).............

Stockholders' equity (deficit)

  Preferred stock, $0.001 par value; 61,568 and 10,000
    shares authorized; 9,912 and no shares issued and
    outstanding.............................................       10         --
  Common stock, $0.001 par value; 105,000 and 100,000 shares
    authorized, 4,279 and 18,102 shares outstanding.........        4         18
  Additional paid-in capital................................   61,388     96,599
  Stockholder note receivable...............................     (121)      (121)
  Deferred compensation.....................................   (1,084)    (1,480)
  Accumulated deficit.......................................  (61,172)   (58,011)
                                                              -------    -------
    Total stockholders' equity (deficit)....................     (975)    37,005
                                                              -------    -------
                                                              $16,168    $50,482
                                                              =======    =======

  The accompanying notes form an integral part of these Consolidated Financial
                                   Statements

                             QUICKLOGIC CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                        YEARS ENDED DECEMBER 31,
                                                                  ------------------------------------
                                                                    1997          1998          1999
                                                                  --------      --------      --------
Revenue.....................................................      $28,460       $30,007       $ 39,785
Cost of revenue.............................................       16,855        14,303         17,103
                                                                  -------       -------       --------
Gross profit................................................       11,605        15,704         22,682
Operating expenses:
  Research and development..................................        6,235         6,294          7,355
  Selling, general and administrative.......................       10,981         9,368         12,618
  Contract termination and legal............................       28,309            --             --
                                                                  -------       -------       --------
    Net operating income (loss).............................      (33,920)           42          2,709
  Interest expense..........................................         (162)         (161)           (97)
  Interest income and other, net............................          434           364            549
                                                                  -------       -------       --------
Net income (loss)...........................................      $(33,648)     $   245       $  3,161
                                                                  =======       =======       ========
Net income (loss) per share:
  Basic.....................................................      $(10.41)      $  0.06       $   0.42
  Diluted...................................................      $(10.41)      $  0.02       $   0.19
Weighted average shares:
  Basic.....................................................        3,232         4,231          7,615
  Diluted...................................................        3,232        14,645         16,400

  The accompanying notes form an integral part of these Consolidated Financial
                                   Statements

                             QUICKLOGIC CORPORATION
            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                         CONVERTIBLE                                COMMON STOCK
                                       PREFERRED STOCK        COMMON STOCK          TO BE ISSUED       ADDITIONAL   STOCKHOLDER
                                     -------------------   -------------------   -------------------    PAID-IN        NOTE
                                      SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT     CAPITAL     RECEIVABLE
                                     --------   --------   --------   --------   --------   --------   ----------   -----------
Balance at December 31, 1996.......    9,793      $ 10         828     $    1         --    $     --    $40,484       $  (119)
  Common stock issued under stock
    option plan, net of
    repurchases....................       --        --         331         --         --          --        280            --
  Issuance of Series F preferred
    stock for cash, net of issuance
    cost...........................      119        --          --         --         --          --        781            --
  Common stock to be issued in
    exchange for contract
    termination....................       --        --          --         --      3,038      18,409         --            --
  Deferred compensation, net of
    terminations...................       --        --          --         --         --          --      1,890            --
  Amortization of deferred
    compensation...................       --        --          --         --         --          --         --            --
  Note receivable from
    stockholder....................       --        --          --         --         --          --         --            (2)
  Net loss.........................       --        --          --         --         --          --         --            --
                                      ------      ----      ------     ------     ------    --------    -------       -------
Balance at December 1997...........    9,912        10       1,159          1      3,038      18,409     43,435          (121)

  Common stock issued under stock
    option plan, net of
    repurchases....................       --        --          82         --         --          --        110            --
  Common stock issued in exchange
    for contract termination.......       --        --       3,038          3     (3,038)    (18,409)    18,406            --
  Deferred compensation, net of
    terminations...................       --        --          --         --         --          --       (563)           --
  Amortization of deferred
    compensation...................       --        --          --         --         --          --         --            --
  Net income.......................       --        --          --         --         --          --         --            --
                                      ------      ----      ------     ------     ------    --------    -------       -------
Balance at December 31, 1998.......    9,912        10       4,279          4         --          --     61,388          (121)

  Common stock issued under stock
    option plan, net of
    repurchases....................       --        --         140         --         --          --        431            --
  Deferred compensation, net of
    terminations...................       --        --          --         --         --          --        908            --
  Amortization of deferred
    compensation...................       --        --          --         --         --          --         --            --
  Conversion from preferred stock
    to common stock................   (9,912)      (10)      9,912         10         --          --         --            --
  Issuance of shares in connection
    with initial public offering,
    net of expenses of $1,190......       --        --       3,771          4         --          --     33,872            --
  Net income.......................       --        --          --         --         --          --         --            --
                                      ------      ----      ------     ------     ------    --------    -------       -------
Balance at December 31, 1999.......       --      $ --      18,102     $   18         --    $     --    $96,599       $  (121)
                                      ======      ====      ======     ======     ======    ========    =======       =======

                                                                        TOTAL
                                                                    STOCKHOLDERS'
                                       DEFERRED      ACCUMULATED       EQUITY
                                     COMPENSATION      DEFICIT        (DEFICIT)
                                     -------------   ------------   -------------
Balance at December 31, 1996.......     $  (808)       $(27,769)      $ 11,799
  Common stock issued under stock
    option plan, net of
    repurchases....................          --              --            280
  Issuance of Series F preferred
    stock for cash, net of issuance
    cost...........................          --              --            781
  Common stock to be issued in
    exchange for contract
    termination....................          --              --         18,409
  Deferred compensation, net of
    terminations...................      (1,890)             --             --
  Amortization of deferred
    compensation...................         625              --            625
  Note receivable from
    stockholder....................          --              --             (2)
  Net loss.........................          --         (33,648)       (33,648)
                                        -------        --------       --------
Balance at December 1997...........      (2,073)        (61,417)        (1,756)
  Common stock issued under stock
    option plan, net of
    repurchases....................          --              --            110
  Common stock issued in exchange
    for contract termination.......          --              --             --
  Deferred compensation, net of
    terminations...................         563              --             --
  Amortization of deferred
    compensation...................         426              --            426
  Net income.......................          --             245            245
                                        -------        --------       --------
Balance at December 31, 1998.......      (1,084)        (61,172)          (975)
  Common stock issued under stock
    option plan, net of
    repurchases....................          --              --            431
  Deferred compensation, net of
    terminations...................        (908)             --             --
  Amortization of deferred
    compensation...................         512              --            512
  Conversion from preferred stock
    to common stock................          --              --             --
  Issuance of shares in connection
    with initial public offering,
    net of expenses of $1,190......          --              --         33,876
  Net income.......................          --           3,161          3,161
                                        -------        --------       --------
Balance at December 31, 1999.......     $(1,480)       $(58,011)      $ 37,005
                                        =======        ========       ========

  The accompanying notes form an integral part of these Consolidated Financial
                                   Statements

                             QUICKLOGIC CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Cash flows from operating activities:
  Net income (loss).........................................  $(33,648)  $   245    $  3,161
  Adjustments to reconcile net income (loss) to net cash
    provided by (used for) operating activities:
    Depreciation and other non-cash charges.................       817     1,322       1,636
    Provision for doubtful accounts and sales returns.......     6,001     5,031       7,099
    Amortization of deferred compensation...................       625       426         512
    Gain on disposal of assets..............................        --        (5)         --
    Contract termination and other..........................    28,309        --          --
    Changes in assets and liabilities:
      Accounts receivable...................................    (6,284)   (4,170)    (10,611)
      Inventory.............................................    (1,225)    2,992      (1,472)
      Other assets..........................................      (253)     (444)       (749)
      Accounts payable......................................      (243)     (597)      2,998
      Accrued liabilities and other obligations.............     4,453    (2,477)     (5,731)
                                                              --------   -------    --------
        Net cash provided by (used for) operating
          activities........................................    (1,448)    2,323      (3,157)
                                                              --------   -------    --------
Cash flows from investing activities:
  Capital expenditures for property and equipment, net of
    dispositions............................................    (2,639)     (679)     (3,254)
                                                              --------   -------    --------
Cash flows from financing activities:
  Payment of long-term obligations..........................    (1,473)   (1,490)     (1,183)
  Proceeds from issuance of common stock, net...............       280       110      34,307
  Proceeds from issuance of preferred stock, net............       781        --          --
  Note receivable from stockholder..........................        (2)       --          --
  Proceeds from bank borrowings.............................     1,496        --         250
                                                              --------   -------    --------
      Net cash provided by (used for) financing
        activities..........................................     1,082    (1,380)     33,374
                                                              --------   -------    --------
Net increase (decrease) in cash.............................    (3,005)      264      26,963
Cash at beginning of period.................................    10,336     7,331       7,595
                                                              --------   -------    --------
Cash at end of period.......................................  $  7,331   $ 7,595    $ 34,558
                                                              ========   =======    ========
Non-cash transactions:
  Inventory acquired in exchange for note payable...........  $  1,396   $    --    $     --
                                                              ========   =======    ========

  The accompanying notes form an integral part of these Consolidated Financial
                                   Statements

                             QUICKLOGIC CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND BASIS OF PRESENTATION

    QuickLogic Corporation ("QuickLogic" or "the Company"), founded in 1988, operates in a single industry segment where it designs, develops, markets and supports advanced field programmable gate array semiconductors ("FPGAs"), embedded standard products ("ESPs") and associated software tools.

    Our fiscal year ends on the Sunday closest to December 31. For presentation purposes, the financial statements and notes have been presented as ending on the last day of the nearest calendar month.

 PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of QuickLogic Corporation and its wholly-owned subsidiary, QuickLogic International, Inc. All significant intercompany accounts and transactions are eliminated in consolidation.

 USES OF ESTIMATES

    The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates, particularly in relation to sales returns and allowances, and product obsolescence.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

 CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    All highly-liquid investments purchased with a remaining maturity of three months or less are considered cash equivalents.

 FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value of financial instruments are determined by using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret and analyze the available data and to develop estimates. Accordingly, estimates could differ significantly from the amounts we would realize in a current market exchange. The estimated fair value of all financial instruments at December 31, 1997, 1998 and 1999, approximate the amounts presented in the balance sheets, due primarily to the short-term nature of these instruments.

 FOREIGN CURRENCY TRANSACTIONS

    We exclusively use the U.S. dollar as our functional currency. Foreign currency transaction gains and losses are included in income as they occur. The effect of foreign currency exchange rate fluctuations has not been significant to date. We do not use derivative financial instruments.

 INVENTORY

    Inventory is stated at the lower of cost or market, cost being determined under the first-in, first-out method.

                             QUICKLOGIC CORPORATION

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
 PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the asset's estimated useful life of two to seven years. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the facility lease term or the estimated useful lives of the improvements.

 LONG-LIVED ASSETS

    We review the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified.

 REVENUE RECOGNITION

    Our FPGAs and ESPs may be programmed by the Company, the distributor or the end customer. We sell to certain distributors under agreements which, in the case of unprogrammed parts, allow certain rights of return and price adjustments on unsold inventory. Amounts billed to such distributors for shipments are included as accounts receivable, inventory is relieved, and the related revenue and cost of revenue are deferred and the resultant gross profit is recorded as a current liability, deferred income on shipments to distributors, until the inventory is resold by the distributor. Reserves for estimated returns and distributor price adjustments are provided against accounts receivable. Revenue for progammed parts, which do not have similar return rights, as well as for all non-distributor customers is recognized upon shipment. Software revenue is recognized when persuasive evidence of an agreement exists, delivery of the software has occurred, no significant Company obligations with regard to implementation or integration exist, the fee is fixed or determinable and collectibility is probable. Software revenues typically amount to less than 5% of total revenues.

 STOCK-BASED COMPENSATION

    We have elected to measure compensation costs using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" and to comply with the pro forma disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

 CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained with high quality institutions. Our accounts receivable are derived primarily from sales to customers located in North America, Europe, Japan and Korea. We perform ongoing credit evaluations of our customers and generally do not require collateral. Bad debt write-offs to date have been immaterial.

    At December 31, 1999, accounts receivable from two customers, both of which were distributors of our products, represent 21% and 16% of accounts receivable. At December 31, 1998, accounts receivable from the same two customers represented 15% and 18%, respectively, of accounts receivable.

                             QUICKLOGIC CORPORATION

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
 LITIGATION LIABILITIES

    We accrue for the cost of litigation in the period that costs become estimable and occurrence is determined to be probable. Accrued litigation liabilities of $6,500,000 at December 31, 1998 included estimated settlement costs and related legal fees (see Note 12).

 SOFTWARE DEVELOPMENT COSTS

    Software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. Development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability are capitalized, if material. To date, all software development costs have been expensed as incurred due to the insignificant development costs incurred during the short time period between the establishment of technological feasibility and general availability.

 INCOME TAXES

    We account for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax liabilities and assets are determined based on the differences between the financial statements and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

 OTHER COMPREHENSIVE INCOME (LOSS)

    Effective January 1, 1998, we adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income"
("SFAS 130"). SFAS 130 establishes standards for reporting comprehensive income
(loss) and its components in financial statements. Comprehensive income (loss) as defined, includes all changes in equity (net assets) during a period from nonowner sources. No items were included in other comprehensive income (loss) during 1997, 1998 and 1999.

 NEW ACCOUNTING PRONOUNCEMENTS

    In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB101), "Revenue Recognition in Financial Statements." SAB101 summarizes certain of the SEC's views in applying generally accepted accounting principles (GAAP) to revenue recognition in financial statements. We are required to adopt SAB101 in the first quarter of fiscal 2000 and are currently studying the impact of SAB 101 on our financial statements. We do not believe that SAB101 will have a material impact on our financial statements.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established a model for accounting for derivatives and hedging activities and supercedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. SFAS No. 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-- Deferral of Effective Date of FASB Statement No. 133," is effective for all fiscal quarters and years

                             QUICKLOGIC CORPORATION

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) beginning after June 15, 2000. We do not currently, nor do we plan to, enter into forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes.

NOTE 3--NET INCOME (LOSS) PER SHARE

    Basic earnings per share (EPS) is computed by dividing net income available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the period. In computing diluted EPS, the average stock price for the period is used in determining the number of share assumed to be purchased from the exercise of stock options. A reconciliation of the numerators and denominators of the basic and diluted per share computations is as follows (in thousands, except per share amounts):

                                                           DECEMBER 31,
                                                  ------------------------------
                                                    1997       1998       1999
                                                  --------   --------   --------
Numerator:
  Net income (loss).............................  $(33,648)  $   245    $ 3,161
Denominator:
  Common stock..................................     1,005     3,490      7,618
  Common stock to be issued.....................     2,278       759         --
  Less: Unvested common stock option
    exercises...................................       (51)      (18)        (3)
                                                  --------   -------    -------
  Weighted average shares outstanding for
    basic.......................................     3,232     4,231      7,615
                                                  --------   -------    -------
  Convertible preferred stock...................        --     9,912      7,434
  Stock options and warrants....................        --       484      1,348
  Unvested common stock option exercises........        --        18          3
                                                  --------   -------    -------
  Weighted average shares outstanding for
    diluted.....................................     3,232    14,645     16,400
                                                  ========   =======    =======
  Net income (loss) per share
    Basic.......................................  $ (10.41)  $  0.06    $  0.42
                                                  ========   =======    =======
    Diluted.....................................  $ (10.41)  $  0.02    $  0.19
                                                  ========   =======    =======

    As a result of the net losses incurred by us during fiscal year 1997, all potential common shares, amounting to 11,991,000 shares, were anti-dilutive and have been excluded from the diluted net loss per share calculation. For fiscal years 1998 and 1999, all potential common shares have been included in the calculation of diluted EPS.

                             QUICKLOGIC CORPORATION

NOTE 4--BALANCE SHEET COMPONENTS

                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
                                                              (IN THOUSANDS)
Inventory:
  Raw materials...........................................  $    56    $   183
  Work-in-process.........................................    2,611      3,642
  Finished goods..........................................      210        524
                                                            -------    -------
                                                            $ 2,877    $ 4,349
                                                            =======    =======
Property and equipment:
  Equipment...............................................  $ 4,733    $ 6,271
  Software................................................    1,059      1,795
  Furniture and fixtures..................................      761        757
  Leasehold improvements..................................      564        563
                                                            -------    -------
                                                              7,117      9,386
Accumulated depreciation..................................   (4,225)    (4,876)
                                                            -------    -------
                                                            $ 2,892    $ 4,510
                                                            =======    =======
Accrued liabilities:
  Accrued employee compensation...........................  $   935    $ 1,356
  Other liabilities.......................................    1,490      1,049
                                                            -------    -------
                                                            $ 2,425    $ 2,405
                                                            =======    =======

NOTE 5--LONG-TERM OBLIGATIONS

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Installment notes payable to bank...........................  $   966     $ 561
Installment notes payable to vendor.........................       --        --
Litigation accrual..........................................    6,500        --
Other.......................................................      311       283
                                                              -------     -----
                                                                7,777       844
Current portion of long-term obligations....................   (7,186)     (716)
                                                              -------     -----
Long-term obligations.......................................  $   591     $ 128
                                                              =======     =====

    At December 31, 1998 and 1999, we had outstanding bank installment notes totaling $966,000 and $561,000, respectively. The notes bear interest at prime plus 0.25% (8.75% as of December 31, 1999), and are secured by the specific equipment financed. Principal payments are due in equal monthly installments over the term of the notes which mature in 2000 and 2002. At December 31, 1998, we were in violation of the bank covenants. Subsequently, we obtained a waiver for the covenants. In the quarter ended June 30, 1999 we entered into an extension to borrow up to $250,000 using bank

                             QUICKLOGIC CORPORATION

NOTE 5--LONG-TERM OBLIGATIONS (CONTINUED) installment notes which are secured by the specific equipment financed. At December 31, 1999, we had borrowed $250,000 under this facility. These notes mature in 2002. At December 31, 1999, we were in compliance with its covenants.

    In August 1998, we settled our lawsuit with Actel Corporation. The obligation for settlement and legal cost was payable quarterly through August 2001, subject to acceleration upon the completion of our initial public offering. We paid our remaining obligation of $5.75 million on November 3, 1999. (see Note 12).

NOTE 6--INCOME TAXES

    No provision for federal or state income taxes has been recorded for the year ended December 31, 1997 as the Company incurred an operating loss. No provision for federal or state income taxes has been recorded for the years ended December 31, 1998 and 1999 as the Company had the ability to utilize federal and state net operating loss carryforwards.

    A rate reconciliation between income tax provisions at the US federal statutory rate and the effective rate reflected in the Consolidated Statement of Operations is as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Provision at statutory rate.................................     (34)%       34         34
Utilization of operating loss and credit carryforwards......      --        (34)       (34)
Future benefit of deferred tax assets not recognized........      34         --         --
                                                               -----      -----      -----
                                                                  --%        --%        --%
                                                               =====      =====      =====

    The Company did not have any significant foreign tax liability during the periods presented.

    Deferred tax balances are comprised of the following:

                                                             DECEMBER 31,
                                                          -------------------
                                                            1998       1999
                                                          --------   --------
Deferred tax assets:
  Net operating loss carryforward.......................  $ 15,728   $ 15,396
  Accruals and reserves.................................     5,970      4,725
  Credit carryforward...................................     2,351      3,245
  Capitalized research and development..................       633        559
                                                          --------   --------
                                                            24,682     23,925
Valuation allowances....................................   (24,682)   (23,925)
                                                          --------   --------
Deferred tax asset......................................  $     --   $     --
                                                          ========   ========

    Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of losses, that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, the lack of carryback capacity to realize deferred tax assets, and uncertainty regarding

                             QUICKLOGIC CORPORATION

NOTE 6--INCOME TAXES (CONTINUED)
market acceptance of the Company's products. The Company will continue to assess the realizability of the deferred tax assets in future periods.

    At December 31, 1999, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $42 million and $21 million, respectively. These carryforwards, if not utilized to offset future taxable income and income taxes payable, will expire in the years 2000 through 2017.

    Under the Tax Reform Act of 1986, the amount of and the benefit from net operating losses that can be carried forward may be impaired in certain circumstances. Events which may cause changes in the Company's tax carryovers include, but are not limited to, a cumulative ownership change of more than 50% over the three year period. Since inception, the Company believes cumulative changes in ownership have invoked the loss carryforward deduction limitation under IRC Section382. However, the Company believes that such limitations will not have a material effect on the future utilization of the losses.

NOTE 7--STOCKHOLDERS' EQUITY

 CONVERTIBLE PREFERRED STOCK

    At December 31, 1998, the Company had 9,912,000 shares of Series A, B, C, D, E and F preferred stock outstanding. The holders of the outstanding Series A, B, C, D, E and F preferred stock were entitled to certain dividend and liquidation preference rights. No dividends were declared or paid related to preferred stock. Each share of preferred stock was convertible at the option of the holder, or upon the Company's completion of a qualifying public offering of common stock. Upon completion of the Company's initial public offering on October 15, 1999, each share of Series A, B, C, D, E and F preferred stock was converted into one share of the Company's common stock.

 COMMON STOCK

    In March 1997, in conjunction with the issuance of series F preferred stock, the Company authorized an additional 20,000,000 shares of common stock for a total authorized amount of 105,000,000 shares.

    The Company was originally incorporated in California in April 1988. In October 1999 the Company reincorporated in Delaware and, in conjunction with that reincorporation, effected a 1-for-6 stock split (the "Reverse Stock Split") of its preferred stock and common stock. All references to the number of shares of preferred stock, common stock and per share amounts have been retroactively restated in the accompanying financial statements to reflect the effect of the Reverse Stock Split. The Board of Directors also approved a recapitalization that authorized 100 million shares of common stock and ten million shares of undesignated preferred stock.

    The Company completed an initial public offering of its common stock on October 15, 1999. The underwriters' over-allotment option was exercised and QuickLogic sold a total of 3,770,635 common shares at $10.00. Proceeds, net of underwriting discounts and commissions and related offering expenses, of $33.9 million were received.

                             QUICKLOGIC CORPORATION

NOTE 7--STOCKHOLDERS' EQUITY (CONTINUED)
 EMPLOYEE STOCK OPTION PLANS

 1989 STOCK OPTION PLAN

    In July 1996, the 1989 Stock Plan (the "1989 Plan") was amended to allow options to be exercised prior to vesting. Unvested shares are deposited to an escrow agent and the Company has a right to repurchase unvested shares at the original issuance price if the employee is terminated. In April 1999, an additional 1,333,000 shares were authorized for issuance. The 1989 Plan provides for the issuance of incentive and nonqualified options for the purchase of up to 4,617,000 shares of Common Stock. Options may be granted to employees, directors and consultants to the Company. The fair value of the Company's common stock was determined by the Board of Directors considering operating results, current legal developments, product life cycle, general market conditions, independent valuations and other relevant factors. Options granted under the 1989 Plan may have a term of up to 10 years. Options typically vest at a rate of 25% of the total grant per year over a four-year period. However, the Company may, at its discretion implement a different vesting schedule with respect to any new stock option grant. In September 1999, the Company adopted the 1999 Stock Option Plan and all subsequent stock option grants are made under this later plan.

 1999 STOCK OPTION PLAN

    The 1999 Stock Plan (the "1999 Plan") was adopted by the Board of Directors in August 1999 and was approved by the stockholders in September 1999. The total number of shares of common stock reserved for issuance under this plan is 5,000,000 shares of common stock. In addition, commencing January 2000, an annual increase will be added to the 1999 stock plan equal to the lesser of 5,000,000 shares or 5% of the outstanding shares on such date. Options granted under the 1999 Plan may have a term of up to 10 years. Options typically vest at a rate of 25% of total grants per year over a four-year period. However, the Company may, at its discretion implement a different vesting schedule with respect to any new stock option grant.

                             QUICKLOGIC CORPORATION

NOTE 7--STOCKHOLDERS' EQUITY (CONTINUED)
    The following table summarizes all of our stock option activity under the 1989 Plan and the 1999 Plan and related weighted average exercise price for the years ended December 31, 1997, 1998 and 1999:

                                                                         WEIGHTED
                                                                         AVERAGE
                                                           OPTIONS       EXERCISE
                                                         OUTSTANDING      PRICE
                                                        --------------   --------
                                                        (IN THOUSANDS)
Balance at December 31, 1996..........................      1,284         $0.66
  Granted.............................................      1,636          4.53
  Canceled............................................       (558)         5.30
  Exercised...........................................       (356)         0.88
                                                            -----
Balance at December 31, 1997..........................      2,006          2.49
  Granted.............................................      1,151          4.50
  Canceled............................................       (703)         3.26
  Exercised...........................................        (89)         1.30
                                                            -----
Balance at December 31, 1998..........................      2,365          3.26
  Granted.............................................      1,624          8.60
  Canceled............................................       (482)         5.10
  Exercised...........................................       (142)         3.06
                                                            -----
Balance at December 31, 1999..........................      3,365         $5.64
                                                            =====

    As of December 31, 1999, 5,345,000 shares were available for grant, 3,000 unvested shares had been exercised and remain subject to our buyback rights and options to purchase 2,834,000 shares were vested. At December 31, 1998 and 1997, options to purchase 1,601,000 and 1,936,000 shares, respectively, were vested.

    On October 20, 1997, we repriced options to purchase 316,000 shares of common stock that were issued to employees at exercise prices of $6.00 to $9.00 between April and September 1997 to an exercise price of $4.50. The original vesting terms of these options remained unchanged.

    Related weighted average exercise price and contractual life information at December 31, 1999 are as follows:

                 OPTIONS OUTSTANDING                                            OPTIONS VESTED
   RANGE OF             AS OF          WEIGHTED AVERAGE                        AND EXERCISABLE
   EXERCISE         DECEMBER 31,           REMAINING       WEIGHTED AVERAGE         AS OF          WEIGHTED AVERAGE
    PRICES              1999           CONTRACTUAL LIFE     EXERCISE PRICE    DECEMBER 31, 1999     EXERCISE PRICE
--------------   -------------------   -----------------   ----------------   ------------------   ----------------
                   (IN THOUSANDS)         (IN YEARS)
       $0.30 -
$ 0.60........            448                 4.8               $ 0.59                448               $0.59
        2.40 -
  4.50........          1,490                 8.0                 3.97              1,490                3.97
        4.86 -
  6.00........            472                 9.3                 5.53                472                5.53
       $6.78 -
$15.24........            955                 9.8                10.59                424                6.78
                        -----                 ---                                   -----
                        3,365                 8.3                                   2,834
                        =====                 ===                                   =====

                             QUICKLOGIC CORPORATION

NOTE 7--STOCKHOLDERS' EQUITY (CONTINUED)
    The weighted average estimated grant date fair values, as defined by SFAS 123, for options granted during 1997, 1998 and 1999 was $2.52, $1.02 and $3.80 per option, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes model, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from our stock option awards.

    The following weighted average assumptions are included in the estimated grant date fair value calculations for stock option grants in 1997, 1998 and 1999:

                                                                     DECEMBER 31,
                                                            ------------------------------
                                                              1997       1998       1999
                                                            --------   --------   --------
Expected life (years).....................................     5.3        5.3        5.3
Risk-free interest rate...................................    6.20%      4.99%      4.99%
Volatility................................................      --         --         65%
Dividend yield............................................      --         --         --

 EMPLOYEE STOCK PURCHASE PLAN

    The 1999 Employee Stock Purchase Plan ("ESPP") was also adopted by the Board of Directors in August 1999 and was approved by the stockholders in September 1999. The total number of shares of common stock reserved for issuance under this plan is 2,000,000 plus annual increases equal to the lesser of 1,500,000 shares or 4% of the outstanding shares on such date. The ESPP contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The ESPP permits participants to purchase shares through payroll deductions of up to 20% of an employee's total compensation (maximum of 20,000 shares) at 85% of the lower of the fair market value of the common stock at the beginning or end of a purchase period.

    The following weighted average assumptions are included in the estimated grant date fair value calculations for rights to purchase stock under ESPP:

                                                              DECEMBER 31,
                                                              -------------
                                                                  1999
                                                              -------------
Expected life...............................................    6 months
Risk-free interest rate.....................................       5.00%
Volatility..................................................         65%
Dividend yield..............................................          --

            The weighted average estimated grant date fair value of rights to purchase common stock under the ESPP was $4.03.

                             QUICKLOGIC CORPORATION

NOTE 7--STOCKHOLDERS' EQUITY (CONTINUED)

    Had the Company recorded compensation cost based on the estimated grant date fair value, as defined by SFAS 123, for awards granted under its stock option and employee stock purchase plans, its pro forma net loss would have been as follows for the years ended December 31, 1997, 1998 and 1999:

                                                             DECEMBER 31,
                                                    ------------------------------
                                                      1997       1998       1999
                                                    --------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PER
                                                            SHARE AMOUNTS)
Pro forma net income (loss).......................  $(33,953)   $ (663)    $1,650

Pro forma net income (loss) per share:
  Basic...........................................  $ (10.51)   $(0.16)    $ 0.22
  Diluted.........................................  $ (10.51)   $(0.16)    $ 0.11

 DEFERRED COMPENSATION

    During the year ended December 31, 1997, 1998, 1999 the Company granted options to purchase 833,000, 139,000 and 866,000 shares of common stock, respectively, at a price less than the fair market value of its common stock at the time of the grant and recorded related deferred compensation of $1,890,000, $204,000 and $908,000, respectively, net of reversals associated with unvested shares of terminated employees. Such deferred compensation is being amortized ratably over the vesting period of the options.

NOTE 8--RELATED PARTY TRANSACTIONS

    In October 1992, in conjunction with the issuance of Series D preferred stock, the Company entered into a Technical Transfer, Joint Development License and Foundry Supply Agreement (the "Existing Agreement") with Cypress Semiconductor Corporation ("Cypress"). Cypress owns 100% of the Company's
Series D preferred stock. The agreement provides that the Company and Cypress share processing technologies and licenses to market developed FPGA products and that Cypress guarantees the Company certain wafer start capacity. The Company purchased all of its wafers under this agreement during 1997.

    In March 1997, the Company and Cypress terminated the Existing Agreement, and replaced it with a new arrangement whereby the Company's FPGA products will no longer be second sourced by Cypress. In exchange for the termination of the Existing Agreement and the reversion of the rights to the intellectual property developed thereunder to the Company, the Company paid $4.5 million in cash and agreed to issue 3,037,786 shares of Common Stock to Cypress, resulting in a charge of approximately $23.0 million in the first quarter of 1997. The Company's revenue and net income were not measurably enhanced by the termination of the Existing Agreement nor the reversion of the related rights to the Company-developed intellectual property. The 3,037,786 shares of Common Stock were issued to Cypress on April 1, 1998. In addition, the Company granted Cypress certain contractual rights as to the shares of the Company's stock held by Cypress, including the right to sell shares in an initial public offering. The parties also entered into a new foundry agreement and a cross-license agreement.

                             QUICKLOGIC CORPORATION

NOTE 8--RELATED PARTY TRANSACTIONS (CONTINUED)
 NOTES RECEIVABLE FROM STOCKHOLDER

    As of December 31, 1998 and 1999, we had $121,000 of demand promissory notes due from a stockholder. The notes bear interest at rates ranging from 6.7% to 8.5% per annum and are secured by shares of our common stock held by the stockholder.

NOTE 9--MANUFACTURING AGREEMENT

    In July 1997, the Company entered into a manufacturing agreement with Taiwan Semiconductor Manufacturing Company, Ltd. ("TSMC") for a term of three years renewable annually as a rolling three-year agreement. The agreement guarantees certain capacity availability and requires that a minimum percentage of the total number of wafers required by the Company in any one year are purchased from TSMC (excluding wafers purchased from Cypress and certain other wafer requirements), and requires "take or pay" volume commitments twelve months in length based upon usage forecasts supplied by the Company. Obligations are payable in U.S. dollars. However, the purchase price for wafers shall be adjusted for any fluctuation in the New Taiwan Dollar exchange rate greater than 5%. The Company has committed to purchase approximately $9.4 million under this agreement in 2000. Purchases under this agreement totaled $202,000, $1.0 million and $2.1 million in 1997, 1998 and 1999, respectively.

NOTE 10--INFORMATION CONCERNING BUSINESS SEGMENTS AND MAJOR CUSTOMERS

 INFORMATION ABOUT GEOGRAPHIC AREAS

    All of our sales originate in the United States. Shipments to some of our distributors are made to centralized purchasing and distributing locations, which in turn sell through to other locations. As a result of these factors, we believe that sales to certain geographic locations might be higher or lower, though accurate data is difficult to obtain.

    The following is a breakdown of revenues by shipment destination for the years ended 1997, 1998 and 1999:

                                                            DECEMBER 31,
                                                   ------------------------------
                                                     1997       1998       1999
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
United States....................................  $16,222    $15,784    $20,681
Japan............................................    3,357      3,162      5,033
Europe...........................................    3,886      4,752      4,871
Rest of world....................................    4,995      6,309      9,200
                                                   -------    -------    -------
                                                   $28,460    $30,007    $39,785
                                                   =======    =======    =======

    The countries comprising "Rest of world" category include Canada, the UK, Korea and other countries in Asia, none of which individually comprise more than 10% of our sales.

    Three customers, distributors of our products, accounted for approximately 24%, 11% and 10% of revenues in 1999. Three customers, distributors of our products, accounted for approximately 27%, 10% and 10% of revenues in 1998. Three customers, distributors of our products, accounted for

                             QUICKLOGIC CORPORATION

NOTE 10--INFORMATION CONCERNING BUSINESS SEGMENTS AND MAJOR CUSTOMERS (CONTINUED) approximately 20%, 15% and 13% of revenue in 1997. All sales are made from the United States and are denominated in U.S. dollars.

    Less than 10% of our long-lived assets, including property and equipment and other assets, were located outside the United States.

NOTE 11--COMMITMENTS

    We lease our primary facility under a noncancelable operating lease which expires in 2003, and includes an option to renew through 2006. The lease is secured by a $300,000 certificate of deposit that matures in 2000. Rent expense for the years ended December 31, 1997, 1998 and 1999 was approximately $478,000, $531,000, and $628,000 respectively.

    We also lease certain equipment and leasehold improvements under capital leases, which expire in 2003. Assets acquired under capital leases and included in plant and equipment at December 31, 1997, 1998, and 1999, were $232,000, $232,000 and $198,000 respectively.

    Future minimum lease commitments, excluding property taxes and insurance, are as follows:

                                                              OPERATING   CAPITAL
                                                               LEASES      LEASES
                                                              ---------   --------
                                                                 (IN THOUSANDS)
Year Ending December 31,
  2000......................................................   $  584       $ 67
  2001......................................................      680         67
  2002......................................................      710         67
  2003......................................................      630         46
  2004 and thereafter.......................................       50         --
                                                               ------       ----
                                                               $2,654        247
                                                               ======
Less amount representing interest...........................                 (49)
                                                                            ----
Present value of capital lease obligations..................                 198
Less current portions.......................................                 (70)
                                                                            ----
Long-term portion of capital lease obligations..............                $128
                                                                            ====

NOTE 12--LITIGATION

    In September 1999, we received an offer to license a patent related to field programmable gate array architecture. It is too early for us to determine whether this license would be necessary or useful, or whether a license would be obtainable at a reasonable price. Offers such as this may lead to litigation if we reject the opportunity to obtain the license. We believe that the resolution of this matter will not have a material adverse effect on our financial condition or results of operations.

    The semiconductor industry has experienced a substantial amount of litigation regarding patent and other intellectual property rights. From time to time, we have has received and may receive in the future, communications alleging that our products or our processes may infringe on product or process

                             QUICKLOGIC CORPORATION

NOTE 12--LITIGATION (CONTINUED)
technology rights held by others. We may in the future be involved in litigation with respect to alleged infringement by us of another party's patents. In the future, we may be involved with litigation to:

           Enforce our patents or other intellectual property rights.

           Protect our trade secrets and know-how.

           Determine the validity or scope of the proprietary rights of others.

           Defend against claims of infringement or invalidity.

    Such litigation has in the past and could in the future result in substantial costs and diversion of management resources. Such litigation could also result in payment of substantial damages and/or royalties or prohibitions against utilization of essential technologies, and could have a material adverse effect on our business, financial condition and results of operations.

 LITIGATION SETTLEMENT

    During 1994, Actel Corporation ("Actel"), a competitor of the Company, filed a lawsuit seeking unspecified damages and alleging that our products infringe upon its patents. We countersued alleging that Actel's products infringed on our patents. During 1995 and 1996, Actel's suit was amended to include a trade misappropriation claim and additional patent infringement claims. Actel and the Company settled their litigation in August 1998. The Company and Actel have granted each other non-exclusive, royalty free, worldwide, perpetual cross licenses of their existing technology, excluding only certain SRAM technology owned by Actel. We have made quarterly payments to Actel since the settlement date. The remainder of the settlement was paid to Actel immediately after our initial public offering. We paid all of our remaining obligation under the settlement on November 3, 1999.


NOTE 13--SUBSEQUENT EVENT (UNAUDITED)



    On March 29, 2000, Unisys Corporation filed a patent infringement lawsuit against the Company alleging that the Company infringed upon three of Unisys' patents. The Company does not believe that the resolution of this lawsuit will have a material adverse impact on the Company's financial condition or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing party, with the potential for having an adverse effect on the Company's financial position or its results of operations.

                                     [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by QuickLogic in connection with the sale of the Common Stock being registered hereby, other than underwriting commissions and discounts. All amounts are estimates except the SEC Registration Fee, the NASD Filing Fee and the Nasdaq National Market Listing Fee.


SEC Registration Fee........................................  $   46,189
NASD Filing Fee.............................................      17,500
Nasdaq National Market Listing Fee..........................      17,500
Printing and Engraving Expenses.............................     100,000
Legal Fees and Expenses.....................................     400,000
Accounting Fees and Expenses................................      85,000
Transfer Agent and Registrar Fees...........................      10,000
Blue Sky Fees and Expenses..................................       5,000
Miscellaneous...............................................     318,811
                                                              ----------
    Total...................................................  $1,000,000
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

    Article IX of the Registrant's Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

    Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

    The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

    The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in the Registration Statement.

    The Registrant has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

    See also the undertakings set out in response to Item 17 herein.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Since October 1, 1996, the Registrant has issued and sold the following securities:

    1. From October 1, 1996 through September 30, 1999, the Registrant issued and sold 595,945 shares of Common Stock to employees of the Registrant at prices ranging from $0.90 to $6.00 per share upon exercise of stock options pursuant to Registrant's 1989 Stock Option Plan, as amended.

    2. On November 27, 1996 and January 24, 1997, the Registrant issued and sold to 65 private investors an aggregate of 1,286,020 shares of Series F Preferred Stock at a purchase price per share of Common Stock of $6.96.

    3. On March 29, 1997, the Registrant agreed to issue an aggregate of 3,037,786 shares of Common Stock to Cypress Semiconductor Corporation as partial consideration for the termination of the Existing Agreement and the reversion to the Company of certain intellectual property rights developed thereunder.

    The above share and dollar amounts reflect the 6 for 1 reverse stock split effected upon the reincorporation of the Company in Delaware in October 1999. The sales of the above securities were deemed to be exempt from registration under the Securities Act, with respect to item 2 above in reliance on Regulation D promulgated under Section 4(2) of the Securities Act, with respect to item 3 above in reliance on Section 4(2) of the Securities Act, and with respect to item 1 above Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) EXHIBITS


       1.1(2)           Form of Underwriting Agreement.

       3.1(1)           Amended and Restated Certificate of Incorporation of the
                          Registrant.

       3.2(1)           Bylaws of the Registrant.

       4.1(1)           Specimen Common Stock certificate of the Registrant.

       5.1              Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                          Corporation.

      10.1(1)           Form of Indemnification Agreement for directors and
                          executive officers.

      10.2(1)           1999 Stock Plan and form of Option Agreement thereunder.

      10.3(1)           1999 Employee Stock Purchase Plan.

      10.4(1)           1989 Stock Option Plan.

      10.5(1)           Series F Preferred Stock Purchase Agreement dated November
                          27, 1996 and January 24, 1997 by and among the Registrant
                          and the Purchasers named therein.

      10.6(1)           Termination Agreement dated March 29, 1997 between the
                          Registrant and Cypress Semiconductor Corporation.

      10.7(1)           Cross License Agreement dated March 29, 1997 between the
                          Registrant and Cypress Semiconductor Corporation.

      10.8(1)           Wafer Fabrication Agreement March 29, 1997 between the
                          Registrant and Cypress Semiconductor Corporation.

      10.9(1)           Sixth Amended and Restated Shareholder Agreement dated March
                          29, 1997 by and among the Registrant, Cypress
                          Semiconductor Corporation and certain stockholders.

      10.10(1)          Sixth Amended and Restated Registration Rights Agreement
                          dated March 29, 1997 by and among the Registrant, Cypress
                          and certain stockholders.

      10.11(1)          Technical Transfer, Joint Development License and Foundry
                          Supply Agreement, dated October 2, 1992, between the
                          Registrant and Cypress.

      10.12(1)          Lease dated June 17, 1995, as amended, between Kairos, LLC and Moffet Orchard Investors as Landlord and the
                          Registrant for the Registrant's facility located in
                          Sunnyvale, California.

      10.13(1)          Business Loan Agreement dated August 9, 1995 between the
                          Registrant and Silicon Valley Bank, as amended.

      10.14(1)          Loan and Security Agreement dated August 8, 1996 between the
                          Registrant and Silicon Valley Bank, as amended.

      10.15(1)          export-import Bank Loan and Security Agreement dated August
                          8, 1996 between the Registrant and Silicon Valley Bank.

      10.16(1)          First Amended and Restated Common Stock Purchase Agreement
                          dated June 13, 1997 between the Registrant and Cypress.

      10.17(1)          Take or Pay Agreement dated July 21, 1997 between the
                          Registrant and Taiwan Semiconductor Manufacturing Company,
                          Ltd.

      10.18(1)          Patent Cross License Agreement, dated August 25, 1998,
                          between the Registrant and Actel Corporation.

      16.1(1)           Letter of Deloitte & Touche LLP, Independent Accountants,
                          dated July 28, 1997 regarding change in certifying
                          accountant.

      21.1(1)           Subsidiary of the Registrant.

      23.1              Consent of Independent Accountants.

      23.2              Consent of Wilson Sonsini Goodrich & Rosati, Professional
                          Corporation (See Exhibit 5.1).

      24.1(2)           Power of Attorney.

      27.1(2)           Financial Data Schedule.


---------

(1) Incorporated by reference to Registrant's Registration Statement on Form S-1 declared effective October 14, 2000 (Commission File
    No. 333-28833).


(2) Previously filed.


    (b) FINANCIAL STATEMENT SCHEDULES

                                                               INDEX
                                                               -----
Schedule II--Valuation and Qualifying Accounts..............    S-1

    All other schedules are omitted because they are inapplicable or the requested information is shown in the financial statements of the Registrant or notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sunnyvale, State of California, on the 7th day of April, 2000.


                                                       QUICKLOGIC CORPORATION

                                                       By:              /s/ E. THOMAS HART
                                                            -----------------------------------------
                                                                          E. Thomas Hart
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                                                       President, Chief Executive
                 /s/ E. THOMAS HART                      Officer and Director
     -------------------------------------------         (Principal Executive         April 7, 2000
                   E. Thomas Hart                        Officer)

                                                       Vice President, Finance,
                /s/ ARTHUR O. WHIPPLE                    Chief Financial Officer
     -------------------------------------------         and Secretary (Principal     April 7, 2000
                  Arthur O. Whipple                      Financial Officer)

                          *
     -------------------------------------------       Director                       April 7, 2000
                  Irwin B. Federman

                          *
     -------------------------------------------       Director                       April 7, 2000
                    Hua-Thye Chua

                          *
     -------------------------------------------       Director                       April 7, 2000
                  Donald P. Beadle

                          *
     -------------------------------------------       Director                       April 7, 2000
                 Michael J. Callahan



*By:                  /s/ ARTHUR O. WHIPPLE
             --------------------------------------
                        Arthur O. Whipple
                        ATTORNEY-IN-FACT

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                             QUICKLOGIC CORPORATION
                                 (IN THOUSANDS)

                                                                     CHARGED TO
                                           BALANCE AT   CHARGED TO     OTHER                    BALANCE AT
                                           BEGINNING    COSTS AND    ACCOUNTS-    DEDUCTIONS-     END OF
               DESCRIPTION                 OF PERIOD     EXPENSES     DESCRIBE     DESCRIBE       PERIOD
-----------------------------------------  ----------   ----------   ----------   -----------   ----------
Allowance for Doubtful Accounts
  Year ended December 31, 1999...........    $  245           --            --          (51)      $  194
  Year ended December 31, 1998...........    $  226           29            --          (10)      $  245
  Year ended December 31, 1997...........    $  105          121            --           --       $  226

Sales Returns and Allowance Reserve
  Year ended December 31, 1999...........    $3,027        7,099            --       (9,015)      $1,111
  Year ended December 31, 1998...........    $2,402        5,002            --       (4,377)      $3,027
  Year ended December 31, 1997...........    $1,979        5,880            --       (5,457)      $2,402

                                 EXHIBIT INDEX


       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
       1.1(2)           Form of Underwriting Agreement.

       3.1(1)           Amended and Restated Certificate of Incorporation of the
                          Registrant.

       3.2(1)           Bylaws of the Registrant.

       4.1(1)           Specimen Common Stock certificate of the Registrant.

       5.1              Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                          Corporation.

      10.1(1)           Form of Indemnification Agreement for directors and
                          executive officers.

      10.2(1)           1999 Stock Plan and form of Option Agreement thereunder.

      10.3(1)           1999 Employee Stock Purchase Plan.

      10.4(1)           1989 Stock Option Plan.

      10.5(1)           Series F Preferred Stock Purchase Agreement dated
                          November 27, 1996 and January 24, 1997 by and among the
                          Registrant and the Purchasers named therein.

      10.6(1)           Termination Agreement dated March 29, 1997 between the
                          Registrant and Cypress Semiconductor Corporation.

      10.7(1)           Cross License Agreement dated March 29, 1997 between the
                          Registrant and Cypress Semiconductor Corporation.

      10.8(1)           Wafer Fabrication Agreement March 29, 1997 between the
                          Registrant and Cypress Semiconductor Corporation.

      10.9(1)           Sixth Amended and Restated Shareholder Agreement dated
                          March 29, 1997 by and among the Registrant, Cypress
                          Semiconductor Corporation and certain stockholders.

      10.10(1)          Sixth Amended and Restated Registration Rights Agreement
                          dated March 29, 1997 by and among the Registrant, Cypress
                          and certain stockholders.

      10.11(1)          Technical Transfer, Joint Development License and Foundry
                          Supply Agreement, dated October 2, 1992, between the
                          Registrant and Cypress.

      10.12(1)          Lease dated June 17, 1995, as amended, between Kairos, LLC and Moffet Orchard Investors as Landlord and the
                          Registrant for the Registrant's facility located in
                          Sunnyvale, California.

      10.13(1)          Business Loan Agreement dated August 9, 1995 between the
                          Registrant and Silicon Valley Bank, as amended.

      10.14(1)          Loan and Security Agreement dated August 8, 1996 between the
                          Registrant and Silicon Valley Bank, as amended.

      10.15(1)          Export-import Bank Loan and Security Agreement dated
                          August 8, 1996 between the Registrant and Silicon Valley
                          Bank.

      10.16(1)          First Amended and Restated Common Stock Purchase Agreement
                          dated June 13, 1997 between the Registrant and Cypress.

      10.17(1)          Take or Pay Agreement dated July 21, 1997 between the
                          Registrant and Taiwan Semiconductor Manufacturing Company,
                          Ltd.

      10.18(1)          Patent Cross License Agreement, dated August 25, 1998,
                          between the Registrant and Actel Corporation.

      16.1(1)           Letter of Deloitte & Touche LLP, Independent Accountants,
                          dated July 28, 1997 regarding change in certifying
                          accountant.

      21.1(1)           Subsidiary of the Registrant.

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
      23.1              Consent of Independent Accountants.

      23.2              Consent of Wilson Sonsini Goodrich & Rosati, Professional
                          Corporation (See Exhibit 5.1).

      24.1(2)           Power of Attorney.

      27.1(2)           Financial Data Schedule.


---------

(1) Incorporated by reference to Registrant's Registration Statement on Form S-1 declared effective October 14, 2000 (Commission File
    No. 333-28833).


(2) Previously filed.